As filed with the Securities and Exchange Commission on March 28, 2003
--------------------------------------------------------------------------------

Registration No.333-72199



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         POST-EFFECTIVE AMENDMENT NO. 1

                                       TO

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                          INFOSYS TECHNOLOGIES LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                 Not Applicable
                   (Translation of issuer's name into English)

                                Republic of India
            (Jurisdiction of incorporation or organization of issuer)

                      DEUTSCHE BANK TRUST COMPANY AMERICAS,
                         formerly Bankers Trust Company
             (Exact name of depositary as specified in its charter)

                                 4 Albany Street
                            New York, New York  10006
                                 (212) 250 8500

         (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                      Deutsche Bank Trust Company Americas
                                 ADR Department
                                 4 Albany Street
                            New York, New York  10006
                                 (212) 250 8500

       (Address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

Francis Fitzherbert-Brockholes, Esq.                Jeffrey D Saper, Esq.
        White & Case                                 Nora L. Gibson, Esq.
       7-11 Moorgate                                  Raj S. Judge, Esq.
      London EC2R 6HH                          Wilson Sonsini Goodrich & Rosati
                                                   Professional Corporation
                                                      650 Page Mill Road
                                                      Palo Alto, CA  94304


It is proposed that this filing become
effective under Rule 466:                         [ ]   immediately upon filing.
                                                  [ ]   on (Date) at (Time).


If a separate registration statement has been filed to register
the deposited shares, check the following box:                            [ ]


                         CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------------
         Title of Each Class of           Amount to be     Proposed Maximum        Proposed Maximum        Amount of
      Securities to be Registered          Registered     Aggregate Price Per     Aggregate Offering    Registration Fee
                                                                 Unit*                  Price**
-------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by    50,000,000            $5.00                $2,500,000           $781.25***
American Depositary Receipts, each            ADSs
American Depositary Share representing
one half of one share, Rs. 10 par
value,  of Infosys Technologies Limited
(the "shares")
-------------------------------------------------------------------------------------------------------------------------

*    Each unit represents 100 American  Depositary  Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.
*** Registration Fees paid in connection with the initial registration of American Depositary Shares on Registration Statement no. 333-72199.
--------------------------------------------------------------------------------
The Registrant hereby amends this Post-Effective Amendment No. 1 to Form F-6 Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 1 to Form F-6 Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, or until this Post-Effective Amendment No. 1 to Form F-6 Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt ("Receipt" or "American Depositary Receipt") included as Exhibit A to the Amended and Restated Deposit Agreement filed as Exhibit (a) to the Registration Statement amended by this Post-Effective Amendment No. 1, which form of American Depositary Receipt is incorporated herein by reference.

Item 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED

                                 Cross Reference


                                                                           Location in Form of Receipt
Item Number and Caption                                                    Filed Herewith as Prospectus
-----------------------                                                    -----------------------------
1.    Name and address of depositary                                       Face of Receipt, Introductory Article


2.    Title  of  American  Depositary  Receipts  and  identity  of         Face of Receipt, Introductory Article
      deposited securities

      Terms of Deposit:

      (i)   The amount of deposited securities represented by one          Face of Receipt, Introductory Article
            unit of American Depositary Receipts                           upper right corner

      (ii)  The  procedure  for  voting,  if  any,  the  deposited         Reverse of Receipt, Articles 15 and 16
            securities

      (iii) The collection and distribution of dividends                   Reverse of Receipt, Article 12

      (iv)  The transmission of notices, reports and proxy                 Face of Receipt, Article 11, Reverse of
            soliciting material                                            Receipt, Article 15

       (v)  The sale or exercise of rights                                 Reverse of Receipt, Article 13

      (vi)  The deposit or sale of securities resulting from               Face of Receipt, Article 3, Reverse of
            dividends, splits or plans of reorganization                   Receipt, Articles 12 and 17

     (vii)  Amendment,  extension  or  termination  of the deposit         Reverse of Receipt, Articles 20 and 21
            arrangements

     (viii) Rights of holders of American Depositary                       Reverse of Receipt, Article 11
            Receipts to inspect the books of the depositary
            and the list of holders of Receipts

     (ix)   Restrictions  upon the right to  transfer  or withdraw         Face of Receipt, Articles 2, 4 and 6
            the underlying securities

     (x)    Limitation upon the liability of the depositary                Reverse of Receipt, Articles 13, 18 and 21



3.    Fees and Charges                                                      Face of Receipt, Article 7


Item 2.   AVAILABLE INFORMATION

Public reports furnished by issuer                    Face of Receipt Article 11

The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W. (Room 1024), Washington D.C. 20549, and at the principal executive office of the Depositary.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.   EXHIBITS

(a) Form of Amended and Restated Deposit Agreement. Form of Amended and Restated Deposit Agreement dated as of o 2003 among Infosys Technologies Limited (the "Company"), Deutsche Bank Trust Company Americas, formerly Bankers Trust Company, as depositary (the "Depositary"), and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt.

(b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d) Opinion of White & Case, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)  Certification under Rule 466. Not applicable.

     Powers of Attorney for certain officers and directors and the authorized representative of the Company. Previously filed.

Item 4.       UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, United Kingdom, on March 25, 2003.




                                        Legal  entity  created by the  agreement
                                        for the issuance of American  Depositary
                                        Receipts  for  Registered   Shares,  Par
                                        Value   Rs.   10   each,    of   Infosys
                                        Technologies Limited.



                                        By:  Deutsche Bank Trust Company
                                             Americas, as Depositary



                                        By:/s/Jeff Margolick
                                           -------------------------------------
                                           Name:  Jeff Margolick
                                           Title: Vice President


                                        By:/s/Clare Benson
                                           -------------------------------------
                                           Name:  Clare Benson
                                           Title: Vice President

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Infosys Technologies Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on March 25, 2003.




                                       Infosys Technologies Limited



                                        By:/s/Nithyanandan Radhakrishnan
                                           -------------------------------------
                                           Name:  Nithyanandan Radhakrishnan
                                           Title: Corporate Counsel


                                       By:/s/Nandan M. Nilekani
                                          --------------------------------------
                                          Name:  Nandan M. Nilekani
                                          Title: Chief Executive Officer,
                                                 President and Managing Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 has been signed by the following persons in the following capacities on March 25, 2003.



Signature                                                    Title
---------                                                    -----


          *
-----------------------------                               Chairman of the Board and Chief Mentor
N.R. Narayana Murthy


/s/Nandan M. Nilekani
-----------------------------                               Director,  Chief Executive  Officer,  Managing  Director
Nandan M. Nilekani                                          and President (Principal Executive Officer)


          *                                                 Director, Chief Financial Officer and Head - Finance
-----------------------------                               and Administration (Principal Financial and Accounting
T.V. Mohandas Pai                                           Officer)


          *
-----------------------------                               Director
Deepak Satwalekar



          *
-----------------------------                               Director
Marti G. Subrahmanyam



          *
-----------------------------                               Director
Philip Yeo


          *
-----------------------------                               Director
Jitendra Vir Singh


          *
-----------------------------                               Director
Omkar Goswami


          *
-----------------------------                               Director
Larry Pressler






          *
-----------------------------                               Director
Rama Bijapurkar


          *
-----------------------------                               Director
Claude Smadja


          *                                                 Director, Chief  Operating  Officer,  Deputy  Managing
-----------------------------                               Director and Head - Customer Service and Technology
S. Gopalakrishnan



          *                                                 Director  and  Head - Human   Resources   Development,
-----------------------------                               Information  Systems,  Quality  and  Productivity, and
K. Dinesh                                                   Communication Design Group



          *
-----------------------------                               Director   and   Head - Customer    Delivery   (U.S.
S.D. Shibulal                                               Representative)


          *
-----------------------------                               Director and Head - Delivery (West North America)
Srinath Batni



By:/s/Nandan M. Nilekani                                  Attorney-in-fact
   ---------------------------
Nandan M. Nilekani


Infosys Technologies Limited                                Authorized Representative in the United States



By:/s/S.D. Shibulal
   ---------------------------
   Name:  S.D. Shibulal
   Title: Director and Head - Customer
               Delivery



* Original powers of attorney authorizing Nandan M. Nilekani to sign this amendment to the Registration Statement on behalf of the above-named directors and executive officers have been filed with the Commission.

                                INDEX TO EXHIBITS


Exhibit Number
--------------


(a)  Form of Amended and Restated Deposit Agreement

(d) Opinion of White & Case, counsel to the Depositary, as to the legality of the securities to be registered.

                                                                       Exhibit A




================================================================================




                          INFOSYS TECHNOLOGIES LIMITED

                                       and

                      DEUTSCHE BANK TRUST COMPANY AMERICAS,

                                  As Depositary

                                       and

                   REGISTERED HOLDERS AND BENEFICIAL OWNERS OF
                          AMERICAN DEPOSITARY RECEIPTS





                     AMENDED AND RESTATED DEPOSIT AGREEMENT











                           Dated as of March 10, 1999

                                       and

                    Amended and Restated as of March __, 2003




================================================================================




                                  White & Case
                                  7-11 Moorgate
                                 London EC2R 6HH

                                TABLE OF CONTENTS



ARTICLE I      DEFINITIONS.....................................................1

ARTICLE II     FORM OF RECEIPTS, DEPOSIT OF SHARES, EXECUTION AND
               DELIVERY, TRANSFER AND SURRENDER OF RECEIPTS....................4

ARTICLE III    CERTAIN OBLIGATIONS OF REGISTERED HOLDERS OF RECEIPTS..........12

ARTICLE IV     THE DEPOSITED SECURITIES.......................................14

ARTICLE V      THE DEPOSITARY, THE CUSTODIAN AND THE COMPANY..................23

ARTICLE VI     AMENDMENT AND TERMINATION..................................... 30

ARTICLE VII    MISCELLANEOUS..................................................31




EXHIBIT A      FORM OF FACE OF AMERICAN DEPOSITARY RECEIPT

EXHIBIT B      CHARGES OF THE DEPOSITARY

                                DEPOSIT AGREEMENT

AMENDED AND RESTATED DEPOSIT AGREEMENT, dated as of March __, 2003, among INFOSYS TECHNOLOGIES LIMITED, a company organized under the laws of the Republic of India and its successors (hereinafter referred to as the "Company"), DEUTSCHE BANK TRUST COMPANY AMERICAS, a corporation duly incorporated and existing under the laws of the State of New York, United States of America and formerly named Bankers Trust Company, as Depositary and any successor as depositary hereunder (hereinafter referred to as the "Depositary"), and all Registered Holders and Beneficial Owners from time to time of American Depositary Receipts (as hereinafter defined) issued hereunder.

                              W I T N E S S E T H:
                               - - - - - - - - - -

     WHEREAS, the Company and the Depositary are party to a Deposit Agreement dated as of March 10, 1999 (the "Original Agreement") and wish to amend and restate the Original Agreement in its entirety as provided herein, agreeing that the said amendment and restatement shall not prejudice any substantial existing right of Registered Holders (as hereinafter defined) and shall therefore be effective as of and from the date hereof; and

         WHEREAS, it is desired to provide, as hereinafter set forth in this Deposit Agreement, for the deposit of Shares (as hereinafter defined) of the Company from time to time with the Depositary or with the Custodian (as hereinafter defined) as agent for the Depositary, for the purposes set forth in this Deposit Agreement and for the issuance hereunder of American Depositary Receipts evidencing American Depositary Shares representing the Shares so deposited; and

     WHEREAS, the American Depositary Receipts hereafter to be issued are to be substantially in the form of Exhibit A annexed hereto, with appropriate insertions, modifications and omissions, as hereinafter provided in this Deposit Agreement and as shall be specified in and pursuant to any resolution of the Company's Board of Directors not inconsistent with the terms of this Deposit Agreement;

     NOW, THEREFORE, in consideration of the premises, it is agreed by and between the parties hereto as follows:

                                    ARTICLE I

                                   DEFINITIONS

The following definitions shall for all purposes, unless otherwise clearly indicated, apply to the respective terms used in this Deposit Agreement:

     Section 1.01. "Affiliate" shall have the meaning assigned to it under Regulation C of the Securities Act as hereinafter defined.

     Section 1.02. "American Depositary Receipt" or "Receipt" means a receipt issued pursuant to this Deposit Agreement in substantially the form of Exhibit A hereto or, in the case of Receipts already issued a Receipt issued pursuant to the Deposit Agreement, in substantially the form of Exhibit A to the Original Agreement, in each case evidencing American Depositary Shares representing Deposited Securities.

     Section 1.03. "American Depositary Shares" means the securities evidenced by the Receipts issued hereunder or under the Original Agreement and the rights and interests in the Deposited Securities represented thereby. Each American Depositary Share shall represent one-half of one Share until there shall occur a distribution upon Deposited Securities covered by Section 4.03 or a change in Deposited Securities covered by Section 4.08 with respect to which additional Receipts are not executed and delivered, and thereafter American Depositary Shares shall represent the amount of Shares or Deposited Securities specified in such Sections.

     Section 1.04. "Beneficial Owner" means any person who has a beneficial interest in any American Depositary Shares evidenced by any Receipt.

     Section 1.05. "Business Day" means any day on which banks in both New York and India are not required or authorized by law to close.

     Section 1.06. "Commission" means the Securities and Exchange Commission of the United States or any successor governmental agency in the United States.

     Section 1.07. "Company" means Infosys Technologies Limited, a company organized under the laws of the Republic of India having its principal executive office at Electronics City, Hosur Road, Bangalore, Karnataka, India 561 229, and its successors.

     Section 1.08. "Corporate Trust Office," when used with respect to the Depositary, means the office of the Depositary at which its corporate trust business shall, at any particular time, be principally administered, which office is, at the date of this Deposit Agreement, Four Albany Street, New York, New York 10006.

     Section 1.09. "Custodian" means, at the date of this Deposit Agreement, ICICI Bank Limited, and any other firm or corporation which may be appointed by the Depositary, with notice to the Company, as a substitute or additional custodian hereunder pursuant to the terms of Section 5.05 and shall also mean all of them collectively.

     Section 1.10. "deposit", "surrender", "transfer", "withdraw" or "delivery" mean, when used in respect of Shares, where the context requires, an entry or entries or an electronic transfer or transfers in an account or accounts maintained by institutions authorized under Indian law to effect transfers of securities, and not to the physical transfer of certificates representing the Shares.

     Section 1.11. "Deposit Agreement" means this Agreement, as the same may be amended from time to time in accordance with the provisions hereof.

     Section 1.12. "Depositary" means Deutsche Bank Trust Company Americas, a corporation incorporated and existing under the laws of the State of New York, and any successor as depositary hereunder pursuant to the terms of Section 5.04.

     Section 1.13. "Deposited Securities" as of any time means Shares at such time deposited or deemed to be deposited (including any Shares deposited pursuant to Section 2.10 hereof) under this Deposit Agreement and any and all other securities, property and cash received by the Depositary or the Custodian in respect or in lieu of such Shares deposited or deemed to be deposited and at such time held hereunder, subject with respect to cash to the provisions of Section 4.05 except for any such securities, property or cash as shall have been distributed to Registered Holders pursuant to sections 4.01, 4.02, 4.03, 4.04 or 4.05.

     Section 1.14. "Distribution" has the meaning ascribed thereto in Section 5.07.

     Section 1.15. "Dollars" or "$" means United States Dollars or such other currency which is legal tender in the United States of America.

     Section 1.16. "Foreign Registrar" means the entity that presently carries out the duties of registrar for the Shares or any successor as registrar for the Shares and any other appointed agent of the Company for the transfer and registration of the Shares.

     Section 1.17.  "Infosys  Securities"  has the meaning  ascribed  thereto in
Section 5.07.

     Section 1.18. "India" means the Republic of India.

     Section 1.19. "Initial Deposit" means the deposit of Shares with the Custodian by the Company pursuant to this Deposit Agreement and the Underwriting Agreement between the Company and the Underwriters named therein dated March 10, 1999.

     Section 1.20. "Registered Holder" means the person in whose name a Receipt is registered on the books of the Depositary or the Registrar, if any, maintained for such purpose.

     Section 1.21. "Registrar" means the Depositary or any bank or trust company having an office in the Borough of Manhattan, The City of New York, appointed by the Depositary, subject to the approval by the Company, such approval not to be unreasonably withheld, to register Receipts and transfers of Receipts are herein provided, and shall include any co-registrar appointed by the Depositary, upon the request or with the approval of the Company, for such purposes. Registrars (other than the Depositary) may be removed and substitutes appointed by the Depositary upon the request or with the approval of the Company. Each Registrar (other than the Depositary) appointed pursuant to this Deposit Agreement shall give notice in writing to the Company and the Depositary accepting such appointment and agreeing to be bound by the applicable terms of this Deposit Agreement.

     Section 1.22 "Regulation S" means Regulation S under the Securities Act.

     Section 1.23. "Restricted Securities" shall mean Shares, or Receipts representing such Shares, which are acquired directly or indirectly from the Company or its Affiliates in a transaction or chain of transactions not involving any public offering or which are subject to resale limitations under the Securities Act, as defined below, or which are held by an officer, director (or persons performing similar functions) or other Affiliate of the Company, or which are subject to other restrictions on sale or deposit under the laws of the United States or India, or under a shareholder agreement or the corporate charter of the Company or under the regulations of an applicable securities exchange.

     Section 1.24. "Rule 144A" means Rule 144A under the Securities Act, as from time to time amended.

     Section 1.25 "Rupees" and "Rs" means the lawful currency of the Republic of India.

     Section 1.26. "Securities Act" means the United States Securities Act of 1933, as from time to time amended.

     Section 1.27. "Securities Exchange Act" means the United States Securities Exchange Act of 1934, as from time to time amended.

     Section 1.28. "Shares" means the equity shares in registered form of the Company, nominal value Rs 10 each, validly issued and outstanding and fully paid, nonassessable and free of any preemptive rights of the holders of outstanding Shares or hereafter validly issued and outstanding and fully paid, nonassessable and free of any preemptive rights of the holders of outstanding Shares or interim certificates representing such Shares; provided, further, that if there shall occur any change in par or nominal value, a split-up or consolidation or any other reclassification or, upon the occurrence of any event described in Section 4.08, an exchange or conversion in respect of the Shares, the term "Shares" shall thereafter represent the successor securities resulting from such change in par or nominal value, split-up, consolidation or such other reclassification or such exchange or conversion. References to Shares shall include evidence of rights to receive Shares, whether or not stated in the particular instance; provided, however, that in no event shall Shares include evidence of rights to receive Shares with respect to which the full purchase price has not been paid or Shares as to which preemptive rights have theretofore not been validly waived or exercised.

     Section 1.29. "United States" shall have the meaning assigned to it under Regulation S under the Securities Act.

     In this Deposit Agreement, where the context so permits, words importing the singular number only shall include the plural number and vice versa, words importing the masculine gender shall include the feminine gender and vice versa and words importing persons shall include firms, partnerships, trusts and corporations.

                                   ARTICLE II

                      FORM OF RECEIPTS, DEPOSIT OF SHARES,
                        EXECUTION AND DELIVERY, TRANSFER
                            AND SURRENDER OF RECEIPTS

     Section 2.01. Form and Transferability of Receipts. American Depositary Shares shall be evidenced by definitive Receipts which shall be printed or lithographed or shall be in such other form as may be agreed upon by the Company and the Depositary, and in any event shall be substantially in the form set forth in Exhibit A annexed hereto, with appropriate insertions, modifications and omissions, as hereinafter provided. Receipts may be issued in denominations of any number of American Depositary Shares. No Receipt shall be entitled to any benefits under this Deposit Agreement or be valid or obligatory for any purpose, unless it shall have been executed by the Depositary by the manual signature of a duly authorized officer of the Depositary; provided, however, that such signature may be a facsimile if a Registrar for the Receipts shall have been appointed and such Receipts are countersigned by the manual signature of a duly authorized officer of the Registrar. The Depositary shall maintain books, as hereinafter provided, on which each Receipt so signed and delivered and the transfer of each such Receipt shall be registered. Receipts bearing the manual or facsimile signature of a duly authorized officer of the Depositary who was at any time a proper signatory of the Depositary, shall bind the Depositary, notwithstanding that such signatory has ceased to hold such office prior to the execution and delivery of such Receipts by the Registrar or did not hold such office at the date of issuance of such Receipts.

     The Receipts may, with the prior written consent of the Company (which consent shall not be unreasonably withheld), and upon the written request of the Company, shall be endorsed with or have incorporated in the text thereof such legends or recitals or changes, including requirements with respect to registration of transfer, not inconsistent with the provisions of this Deposit Agreement as may be required by the Depositary or the Company to perform their obligations hereunder or as may be required to comply with any applicable laws or regulations or with the rules and regulations of any securities exchange upon which the Receipts or the American Depositary Shares may be listed, or to conform with any usage with respect thereto, or to indicate any special limitations or restrictions to which any particular Receipts are subject by reason of the date or manner of issuance of the underlying Deposited Securities or otherwise, including by reason of the issuance of Receipts or the underlying Deposit Securities in transactions exempt from the registration requirements of the Securities Act.

     The Receipts shall bear a CUSIP number that is different from any CUSIP number that was, is or may be assigned to any depositary receipts previously or subsequently issued pursuant to any other arrangement between the Depositary (or any other depositary) and the Company which are not Receipts issued hereunder.

     Title to a Receipt (and to the American Depositary Shares evidenced thereby), subject to any limitations set forth in such Receipt, when properly endorsed or accompanied by a properly executed instrument of transfer and transferred in accordance with the terms of this Deposit Agreement, including, without limitation, Sections 2.04 and 2.07, shall be transferable by delivery, with the same effect as in the case of a negotiable instrument under the laws of the State of New York; provided, however, that until a Receipt shall be transferred on the books of the Depositary as provided in Section 2.04 hereof, the Company and the Depositary, notwithstanding any notice to the contrary, may treat the Registered Holder thereof at such time as the absolute owner thereof for the purpose of determining the person entitled to distribution of dividends or other distributions or to any notice provided for in this Deposit Agreement and for all other purposes, and neither the Depositary nor the Company shall have any obligation or be subject to any liability under this Deposit Agreement to any Beneficial Owner or holder of a Receipt unless such Beneficial Owner or holder is the Registered Holder thereof.

         Section 2.02. Deposit of Shares. Subject to the terms and conditions of this Deposit Agreement, the deposit of Shares shall be made by transfer of Shares to the Custodian for the account of the Depositary maintained for that purpose. Shares (other than Restricted Securities) may be deposited by delivery thereof to the Custodian, accompanied by an appropriate instrument or instruments of transfer or endorsement, in a form satisfactory to such Custodian together with (i) all such certifications as may be required by the provisions of this Deposit Agreement and (ii) a written order directing the Depositary to execute and deliver to, or upon the written order of, the person or persons stated in such order, as promptly as practicable, a Receipt or Receipts for the number of American Depositary Shares representing the Shares as deposited.

     No Share shall be accepted for deposit unless accompanied by (a) payment in respect of any applicable taxes or duties, and (b) evidence satisfactory to the Depositary (which may be an opinion of counsel) that any necessary exemption is in force or approval has been granted by, or there has been compliance with the rules and regulations of, the governmental agency in India, if any, which is then performing the function of the regulation of currency exchange.

     If required by the Depositary, Shares presented for deposit at any time, including deposit by electronic transfer, whether or not the transfer books of the Company or the Foreign Registrar, if applicable, are closed, shall also be accompanied by an agreement or assignment, or other instrument satisfactory to the Depositary, which will provide for the prompt transfer to the Custodian or their respective nominees of any dividend, or right to subscribe for additional Shares or right to receive other property which any person in whose name the Shares are or have been recorded may thereafter receive in respect of such deposited Shares, or, in lieu thereof, such agreement of indemnity or other agreement as shall be satisfactory to the Depositary

     At the request and risk and expense of any person proposing to deposit Shares, and for the account of such person, the Depositary may receive certificates for Shares to be deposited, evidence that Shares have been electronically transferred or that irrevocable instructions have been given to cause the transfer of such Shares to the account of the Custodian together with the other instruments herein specified, for the purpose of forwarding such Share certificates to the Custodian for deposit hereunder.

     Upon each delivery to a Custodian of a certificate or certificates for Shares to be deposited hereunder together with the other documents above specified, such Custodian shall, as soon as registration of transfer can be accomplished, present such certificate or certificates together with the appropriate instrument or instruments of transfer or endorsement, to the Company or the Foreign Registrar, if applicable, for registration of transfer and recordation of the Shares or other Deposited Securities being deposited in the name of the Depositary or its nominee or such Custodian or its nominee at the cost and expense of the person making such deposit (or for whose benefit such deposit is made) and shall obtain evidence satisfactory to it of such registration. Deposited Securities shall be held by the Depositary or by a Custodian for the account and to the order of the Depositary, the Custodian or any of their nominees (on behalf of Registered Holders) at the principal office of a Custodian, or at such other place or places as the Depositary shall determine.

     After the Initial Deposit, unless otherwise agreed by the Depositary and the Company and permitted by applicable law, only the following may be deposited under this Deposit Agreement: (i) Shares issued as a dividend or free distribution in respect of Deposited Securities; (ii) Shares subscribed for or acquired by holders from the Company through the exercise of rights distributed by the Company to such persons in respect of Deposited Securities; (iii) Shares in a number which does not, at the time of the relevant deposit, result in the number of Deposited Securities exceeding the maximum permitted by applicable law and (iv) securities issued by the Company to the holders in respect of Deposited Securities as a result of any change in par value, subdivision, consolidation and other reclassification of deposited securities or otherwise. The Company must inform the Depositary if any shares issued by it which may be deposited, do not, by reason of the date of issue or otherwise, rank pari passu in all respects with the other deposited securities.

     The Depositary agrees to instruct the Custodian to place all Shares and any other securities which are Deposited Securities accepted for deposit under this Deposit Agreement into an account or accounts that are segregated and separate from the account in which any Shares or any other securities of the Company may be held by such Custodian under any other depositary receipt facility pursuant to which depositary receipts evidencing depositary shares representing Shares are issued.

     The Depositary and the Custodian will refuse to accept Shares for deposit whenever the Depositary is notified in writing that the Company has restricted transfer of shares if such transfer would result in the ownership of the Shares being in violation of any applicable laws or the Memorandum and Articles of Association of the Company.

     Section 2.03. Execution and Delivery of Receipts. Upon receipt by any Custodian of any deposit in accordance with the provisions of Section 2.02 hereof (and, in addition, if the transfer books of the Company or the Foreign Registrar, if applicable, are open, the Depositary may in its sole discretion require a proper acknowledgment or other evidence from the Company or the Foreign Registrar, as the case may be, that any Deposited Securities have been recorded upon the books of the Company or the Foreign Registrar, if applicable, in the name of the Depositary or its nominee or such Custodian or its nominee), together with the other documents required as specified above, such Custodian shall notify the Depositary of such deposit and of the name or names of the person or persons to whom or upon whose written order a Receipt or Receipts are deliverable in respect thereof, the office of the Depositary at which such Receipts are to be delivered and the number of American Depositary Shares to be evidenced thereby. Such notification shall be made at the request, risk and expense of the person making the deposit in writing and mailed, first class air mail postage prepaid, or, by SWIFT message, cable, or telex or facsimile transmission.

     Upon receiving such notice from such Custodian, or upon receipt of such Shares by the Depositary, the Depositary, subject to the terms and conditions of this Deposit Agreement, shall execute and deliver at its Corporate Trust Office to or upon the order of the person or persons entitled thereto, a Receipt or Receipts registered in such name or names as requested by such persons or persons entitled thereto evidencing the number of American Depositary Shares requested by such person or persons but only upon payment to the Depositary of the fees of the Depositary for the execution and delivery of such Receipt or Receipts as provided in Section 5.09 hereof and Exhibit B hereto, and of all taxes and governmental charges and fees payable in connection with such deposit and the transfer of the Deposited Securities. Delivery at offices other than the Depositary's Corporate Trust Office shall be at the risk and expense of the person requesting such delivery.

     Section 2.04. Transfer of Receipts. Subject to the terms and conditions of this Deposit Agreement, the Depositary or the Registrar, if any, shall promptly register transfers of Receipts on its transfer books from time to time, upon any surrender at its designated transfer offices of a Receipt by the Registered Holder thereof in person or by a duly authorized attorney, properly endorsed or accompanied by a properly executed instrument of transfer, and duly stamped as may be required by the laws of the State of New York, of the United States of America and any other applicable law. Thereupon the Depositary shall execute and, if the Depositary's signature is by facsimile, the Registrar shall manually countersign a new Receipt or Receipts and deliver the same to or upon the order of the person entitled thereto evidencing the same aggregate number of American Depositary Shares as those evidenced by the Receipts surrendered.

     The Depositary, upon the written request of the Company, shall, or with the written approval not to be unreasonably withheld of the Company, may, appoint one or more co-transfer agents for the purpose of effecting transfers (or combinations and split-ups as under Section 2.05 hereof) of Receipts at designated transfer offices on behalf of the Depositary. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by Registered Holders, Beneficial Owners or other persons entitled to Receipts and will be entitled to protection and indemnity to the same extent as the Depositary.

     Section 2.05. Combinations and Split-ups of Receipts. Upon surrender of a Receipt or Receipts at the Depositary's designated transfer offices for the purpose of effecting a split-up or combination of such Receipt or Receipts, and subject to the terms and conditions of this Deposit Agreement, the Depositary shall execute and, if the Depositary's signature is by facsimile, the Registrar shall manually countersign and deliver a new Receipt or Receipts for the number of American Depositary Shares requested, evidencing the same aggregate number of American Depositary Shares evidenced by the Receipt or Receipts surrendered.

     Section 2.06. Surrender of Receipts and Withdrawal of Shares. Upon surrender of Receipts at the Depositary's Corporate Trust Office, or at such other offices as the Depositary may designate, for the purpose of withdrawal of the Deposited Securities represented by the American Depositary Shares evidenced thereby, and upon payment of the fees and expenses of the Depositary for the cancellation of Receipts as provided in Section 5.09 hereof and Exhibit B hereto and payment of all expenses, taxes, duties and charges payable by the Depositary, and Agent or the Custodian in connection with any of the foregoing, including, but not limited to, such customary expenses as are incurred by the Depositary in the conversion of currencies other than U.S. dollars into U.S. dollars and fees imposed by any governmental or regulatory authority payable in connection with such surrender and withdrawal of the Deposited Securities, and subject to the terms and conditions of the Company's Memorandum and Articles of Association, the Deposited Securities and this Deposit Agreement, and to any other restriction applicable thereto, the Registered Holder of such Receipts shall be entitled to delivery, to him or upon his order, of the Shares and any other Deposited Securities at the time represented by the American Depositary Shares evidenced by such Receipts. Delivery of such Shares and other Deposited Securities may be made by (a) (i) the delivery of certificates in the name of the Registered Holder or as ordered by him which, if required by law, shall be properly endorsed or accompanied by properly executed instruments of transfer to such Registered Holder or as ordered by him or (ii) book-entry transfer of Shares represented by the American Depositary Shares evidenced by such Receipt to an account in the name of the Registered Holder or as ordered by him and (b) the delivery at the office of the Custodian of any other securities, property and cash to which such Registered Holder is then entitled in respect of such Receipts to such Registered Holder or as ordered by him. Such delivery shall be made, as hereinafter provided, without unreasonable delay.

     Receipts surrendered for such purposes may be required by the Depositary to be properly endorsed in blank or accompanied by a properly executed instrument of transfer in blank, and if the Depositary so requires, the Registered Holder thereof shall execute and deliver to the Depositary a written order directing the Depositary to cause the Shares and any other Deposited Securities being withdrawn to be delivered to or upon the written order of a person or persons designated in such order. Thereupon the Depositary shall direct the Custodian to deliver at the designated office of the Custodian, subject to Sections 2.07, 3.01 and 3.02, and to the other terms and conditions of this Deposit Agreement, the Memorandum and Articles of Association of the Company, the provisions of governing Deposited Securities and applicable laws now or hereinafter in effect, to or upon the written order of the person or persons designated in the order delivered to the Depositary as above provided, the amount of Shares and any other Deposited Securities represented by such Receipts or evidence of the electronic transfer thereof (if available), as the case may be, to or for the account of such person, except that the Depositary may make delivery to such person or persons at its Corporate Trust Office or at such other place as may have been designated for such purpose by the Depositary of any dividends or distributions with respect to the Shares and any other Deposited Securities represented by such Receipts, or of any proceeds of sale of any such dividends, distributions or rights, which may at the time be held by the Depositary. Such direction shall be given by letter or, at the risk and expense of the Registered Holder, by cable, telex or facsimile transmission.

     At the request and expense of any Registered Holder so surrendering Receipts, and for the account of such Registered Holder, provided that payment of any applicable tax or other governmental charge shall have been made in accordance with Section 3.02, the Depositary shall direct the Custodian to forward any cash or other property (other than rights) and the certificate or certificates and other proper documents of title for the amount of Shares and any other Deposited Securities represented by such Receipts for delivery at its Corporate Trust Office or at such other place as may be reasonably requested by the Registered Holder. Such direction shall be given at the risk and expense of such Registered Holder in writing and mailed, first class air mail postage prepaid, or by SWIFT message, cable, telex or facsimile transmission.

     The Depositary shall not accept for surrender a Receipt evidencing American Depositary Shares representing less than one Share. In the case of surrender of a Receipt evidencing a number of American Depositary Shares representing other than a whole number of Shares, the Depositary shall cause ownership of the appropriate whole number of Shares to be recorded in the name of the Registered Holder surrendering such Receipt, and shall issue and deliver to the person surrendering such Receipt a new Receipt evidencing American Depositary Shares representing any remaining fractional Share.

     A stamp duty of 0.5 percent of the market value of the relevant Shares will be charged in respect of any withdrawal of Shares if the Shares are withdrawn by way of a transfer in physical form. Such stamp duty will be payable by the Registered Holder requesting the withdrawal. Any transfer of Shares after withdrawal of Shares must be in accordance with applicable law, and where necessary, with the prior approval of the Reserve Bank of India.

     Section 2.07. Limitations on Execution and Delivery, Registration of Transfer and Surrender of Receipts. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any Receipt, the delivery of any distribution thereon, or withdrawal of any Deposited Securities, the Depositary, the Company, the Custodian and the Foreign Registrar, if applicable, may require payment from the depositor of Shares or the presenter of the Receipt of a sum sufficient to pay for (i) any tax or other governmental charge and any stock transfer or registration fees in respect of Receipts, (ii) any tax or other governmental charge and any stock transfer or registration fees in respect of registration of transfers of Shares or other Deposited Securities upon any applicable register (iii) any other expenses, taxes, duties and charges payable by the Depositary, Agent or Custodian and (iv) any fees of the Depositary as provided in Section 5.09 hereof and Exhibit

B hereto; (b) the production of proof satisfactory to it as to the identity and genuineness of any signature and as to any other matter contemplated by Section
3.01 hereof; (c) compliance with the provisions of the Company's Memorandum and Articles of Association in effect from time to time and resolutions and regulations of the Company's Board of Directors adopted pursuant to such Memorandum and Articles of Association and (d) compliance with (i) any laws or governmental regulations relating to Receipts or American Depositary Shares or to the withdrawal of Deposited Securities and (ii) such reasonable regulations, if any, as the Depositary and Company may establish consistent with the provisions of this Deposit Agreement.

     After consultation with the Company, the delivery of Receipts against deposits of Shares generally or against deposits of particular Shares may be suspended, or the transfer of Receipts in particular instances may be refused, or the registration of transfer of outstanding Receipts, or the combination or split-up of Receipts, generally may be suspended, during any period when the transfer books of the Depositary or any register for Shares or other Deposited Securities are closed, or if any such action is deemed necessary or advisable by the Depositary or the Company at any time or from time to time because of any requirement of law or of any government or governmental body or commission, or under any provision of this Deposit Agreement, or for any other reason. Notwithstanding any other provision of this Deposit Agreement or the Receipts, the surrender of outstanding Receipts and withdrawal of Deposited Securities may be suspended only for (i) temporary delays caused by closing the transfer books of the Depositary or the Company or the deposit of Shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes and similar charges, (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the Receipts or to the withdrawal of the Deposited Securities or (iv) any other reason that may at any time be specified in paragraph I(A)(1) of the General Instructions to Form F-6 under the Securities Act, as such instructions may from time to time be in effect, or any successor provision thereto. In furtherance and not in limitation of the foregoing, the Depositary shall not, and it shall instruct the Custodian not to
(i) accept for deposit under Section 2.02 hereof, Shares in such circumstances where the Depositary, the Custodian or the Company has reason to believe that such Shares have been withdrawn from a restricted depositary receipt facility in respect to Shares established or maintained by a depositary bank, including any such facility established or maintained by the Depositary (a "restricted facility") or permit such Shares to be used to satisfy any person's obligation with respect to transactions contemplated by Section 2.10 hereof unless such Shares have been acquired in a transaction (a) registered under the Securities Act, (b) in compliance with Regulation S, or (c) in accordance with Rule 144A under the Securities Act and the Depositary may, as a condition to accepting the deposit of such Shares hereunder, require the person depositing such Shares to provide the Depositary with a certificate in writing to the foregoing effect; or
(ii) accept for (w) deposit under Section 2.02 hereof, (x) transfer or exchange under Section 2.04 hereof, (y) cancellation under Section 2.05 hereof or (z) delivery in satisfaction of any person's obligation with respect to transactions contemplated by Section 2.10 hereof, depositary receipts representing Shares issued pursuant to a restricted facility. Without limitation of the foregoing, the Depositary shall not knowingly accept for deposit under this Deposit Agreement any Shares or other Deposited Securities which are required to be registered under the Securities Act unless a registration statement under the Securities Act is in effect as to such Shares or other Deposited Securities or any Shares or Deposited Securities the deposit of which would violate the Company's Memorandum and Articles of Association.

     Section 2.08. Lost Receipts, etc. Subject to the payment of the relevant fees, taxes, duties, charges, costs and expenses, in case any Receipt shall be mutilated, destroyed, lost or stolen, the Depositary shall execute and deliver a new Receipt of like form and tenor in exchange and substitution for such mutilated Receipt upon cancellation thereof, or in lieu of and in substitution for such destroyed, lost or stolen Receipt, upon the Registered Holder thereof
(a) filing with the Depositary (i) a request for such execution and delivery before the Depositary has notice that any such Receipt has been acquired by a bona fide purchaser, (ii) evidence satisfactory to the Depositary of such destruction or loss or theft of such Receipt and the authenticity thereof and of the Registered Holder's ownership thereof, (b) furnishing the Depositary with a sufficient indemnity bond in favor of, and reasonably satisfactory to, the Company and the Depositary and (c) satisfying any other reasonable requirements imposed by the Depositary.

     Section 2.09. Cancellation and Destruction of Surrendered Receipts. All Receipts surrendered to the Depositary shall be cancelled by the Depositary. The Depositary is authorized to destroy Receipts so cancelled, except as otherwise required by law. Cancelled Receipts shall not be entitled to any benefits under this Agreement or be valid or obligatory for any purpose.

     Section 2.10. Pre-Release of Shares and Receipts. The Depositary may issue Receipts against evidence of rights to receive Shares from the Company (or any agent of the Company recording Share ownership). No such issue of Receipts will be deemed a "Pre-Release" subject to the restrictions of the following paragraph. Subject to the further terms and provisions of this Section 2.10, the Depositary and its agents, on their own behalf, may own and deal in any class of securities of the Company and its Affiliates and in Receipts.

     In its capacity as Depositary, the Depositary shall not lend Shares or Receipts; provided, however, that the Depositary may execute and deliver Receipts prior to the receipt of Shares pursuant to Section 2.02 hereof (each such transaction is hereinafter referred to as a "Pre-Release"). The Depositary may, subject to the provisions of Section 2.06 hereof, deliver Shares upon the receipt and cancellation of Receipts which have been pre-released, but which shares may not yet have been received. The Depositary may receive Receipts in lieu of Shares in satisfaction of a Pre-Release. Each Pre-Release will be (a) preceded or accompanied by a written representation from the person to whom Receipts or Shares are to be delivered that such person, or its customer, beneficially owns the Shares or Receipts to be remitted, as the case may be, and that such person or its customer agrees to indicate the Depositary as owner of such Shares or Receipts in its records and to hold such Shares or Receipts in trust for the Depositary until such Shares or Receipts are delivered to the Depositary or the Custodian, and unconditionally guarantees to deliver to the Depositary or the Custodian, as applicable, such Shares or Receipts (b) at all times fully collateralized with cash, United States Governmental Securities or such other collateral as the Depositary deems, in good faith, to be of comparable safety and liquidity, (c) terminable by the Depositary on five business days' notice and (d) subject to such further indemnities and credit regulation as the Depositary deems reasonably appropriate upon notice to the Company. The number of Shares not deposited but represented by American Depositary Shares outstanding at any time as a result of Pre-Releases will not normally exceed thirty percent of the Shares deposited hereunder; provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate, and may change such limit for purposes of general application. The Depositary will also set Dollar limits with respect to Pre-Release transactions to be entered into hereunder with any particular Pre-Releasee on a case-by-case basis as the Depositary deems appropriate. For purposes of enabling the Depositary to fulfil its obligations to the Registered Holders under this Deposit Agreement, the collateral referred to in clause (b) above shall be held by the Depositary as security for the performance of the Pre-Releasee's obligations to the Depositary in connection with a Pre-Release transaction, including the Pre-Releasee's obligation to deliver Shares or Receipts upon termination of a Pre-Release transaction (and shall not, for the avoidance of doubt, constitute Deposited Securities hereunder).

     The Depositary may retain for its own account any compensation received by it in connection with the foregoing.

                                   ARTICLE III

              CERTAIN OBLIGATIONS OF REGISTERED HOLDERS OF RECEIPTS

     Section 3.01. Filing Proofs, Certificates and Other Information. Any person presenting Shares for deposit or any Registered Holder or Beneficial Owner may be required by the Depositary or the Company from time to time (i) to file with the Depositary, the Company, or the Custodian such proof of citizenship or residence, taxpayer status, exchange control approval, payment of applicable taxes or other governmental charges, legal or beneficial ownership of Receipts, Deposited Securities or other securities, compliance with all applicable laws or regulations or terms of this Deposit Agreement or the Receipts, or such information relating to the registration on the books of the Company or the Foreign Registrar, if applicable, or any other information the Depositary or the Company may deem necessary or appropriate to evidence compliance with all applicable laws and regulations, and (ii) to execute such certificates and to make such representations and warranties, as the Depositary may deem necessary or proper or as the Company may reasonably request by written request to the Depositary. The Depositary and the Registrar, as applicable, may, and at the reasonable request of the Company, shall, withhold the delivery or registration of transfer of any Receipt or the distribution of any dividend or distribution of rights or of the sale proceeds thereof or the delivery of any Deposited Securities until such proof or other information is filed or such certificates are executed or such representations and warranties are made to the Company's and the Depositary's satisfaction. The Depositary shall from time to time advise the Company of the availability of any such proofs, certificates or other information and shall provide the Company, in a timely manner, with copies thereof upon written request by the Company, unless such disclosure is prohibited by law.

     Section 3.02. Liability of Registered Holders for Taxes and Other Charges. If any tax, governmental or other charge shall become payable with respect to any Receipt or with respect to any Deposited Securities represented by American Depositary Shares evidenced by any Receipt, such tax, governmental or other charge shall be payable by the Registered Holder of such Receipt to the Depositary. The Depositary may refuse, and the Company shall be under no obligation, to effect any transfer of such Receipt or any combination or split-up thereof or any withdrawal of Deposited Securities represented by American Depositary Shares evidenced thereby until such payment is made, and may withhold or deduct from any dividends or other distributions or may sell any part or all of the Deposited Securities represented by American Depositary Shares evidenced by such Receipt and may apply such dividends or other distributions or the proceeds of any such sale in payment of such tax, governmental or other charge (and any taxes or expenses arising out of such
sale),  the  Registered   Holder  of  such  Receipt  remaining  liable  for  any
deficiency.

     Section 3.03. Representations and Warranties on Deposit of Shares. Every person depositing Shares under this Deposit Agreement shall be deemed thereby to represent and warrant that such Shares and each certificate therefor are validly issued, fully paid, non-assessable and free of any preemptive rights, if any, of the holders of outstanding Shares and that the person making such deposit is duly authorized so to do. Every such person shall also be deemed to represent that (i) such Shares presented for deposit are not and the Receipts evidencing the American Depositary Shares representing such Shares would not be Restricted Securities and (ii) the deposit of such Shares and the sale of Receipts evidencing American Depositary Shares representing such Shares by that person are not otherwise restricted under the Securities Act. Such representations and warranties shall survive the deposit of Shares and the execution and delivery of Receipts in respect thereof.

     Section 3.04. Disclosure of Interests. Each Registered Holder agrees to comply with the provisions of the Memorandum and Articles of Association of the Company and the laws of India with regard to notification to the Company of interests in Shares, which include provisions requiring a Registered Holder to disclose certain acquisitions or dispositions of Shares (or Share equivalents) within a prescribed period of time.

     Notwithstanding any other provision of this Deposit Agreement, each Registered Holder agrees to comply with requests from the Company pursuant to Indian law, the rules and requirements of any relevant stock exchange on which the Shares are, or will be, registered, traded or listed or the Memorandum and Articles of Association of the Company, which are made to provide information, inter alia, as to the capacity in which such Registered Holder owns Receipts (and Shares as the case may be) and regarding the identity of any other person interested in such Receipts and the nature of such interests and various other matters, whether or not they are Registered Holders at the time of such request.

     Section 3.05. Ownership Restrictions. The Company may restrict transfers of the Shares where such transfer might result in ownership of Shares exceeding limits imposed by applicable law or the Memorandum and Articles of Association of the Company. The Company may also restrict, in such manner as it deems appropriate, transfers of the American Depositary Shares where such transfer may result in the total number of Shares represented by the American Depositary Shares owned by a single Registered Holder to exceed any such limits. The Company may instruct the Depositary to take action with respect to the ownership interest of any Holder in excess of the limitation set forth in the preceding sentence, including but not limited to a mandatory sale or disposition on behalf of a Registered Holder of the Shares represented by the American Depositary Shares held by such Registered Holder in excess of such limitations, if and to the extent such disposition is permitted by applicable law and the Memorandum and Articles of Association of the Company. The Depositary shall endeavor to effect any such mandatory sale or disposition as is contemplated in this Section, but shall have no liability (in the absence of its own willful default, negligence or bad faith or that of its agents, officers, directors or employees) with respect the terms of such mandatory sale or disposition or if such mandatory sale or disposition shall not be possible.

                                   ARTICLE IV

                            THE DEPOSITED SECURITIES

         Section 4.01. Cash Distributions. Whenever the Depositary or the Custodian shall receive any cash dividend or other cash distribution on any Deposited Securities (including any liquidation surplus or other amounts received in the liquidation of the Company), the Depositary shall, subject to the provisions of Section 4.05 hereof, if practicable in the opinion of the Depositary, give notice to the Registered Holders of its receipt of such payment, specifying the amount per Share payable in respect of such dividend or distribution and the estimated date, as determined by the Depositary, for such payment, and shall as soon as practicable convert or cause to be converted such dividend or distribution into Dollars and promptly distribute the Dollars thereby received (net of the fees, expenses and charges of the Depositary as provided in Section 5.09 hereof and Exhibit B hereto) to Registered Holders of Receipts entitled thereto on the record date fixed pursuant to Section 4.06 hereof in proportion to the number of American Depositary Shares held by each of them, respectively; provided, however, that in the event that any of the deposited Shares is not entitled, by reason of its date of issuance, or otherwise, to receive the full amount of such cash dividend or distribution, the Depositary shall make appropriate adjustments in the amounts distributed to the Registered Holders of the Receipts issued in respect of such Shares; and provided, further, that in the event that the Company or the Depositary shall be required to withhold and does withhold from any cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes, the amount distributed on the Receipts issued in respect of such Deposited Securities shall be reduced accordingly.

     The Depositary shall distribute only such amounts, however, as can be distributed without attributing to any Registered Holder of a Receipt a fraction of one cent and any balance not so distributable shall be retained by the Depositary beneficially as an additional fee under Section 5.09. Before making any distribution or other payment in respect of any Deposited Securities, the Company will make such deductions, if any, which, by any applicable laws or regulations, the Company is required to make in respect of any income, capital gains or other taxes (including interest and penalties) and the Company may also deduct the amount of any tax or governmental charges payable by the Company or for which the Company might be made liable in respect of such distribution or gains or other payments or any document signed in connection therewith or any capital gains or other taxes payable by the Registered Holders. The Company or its agent will remit to the appropriate governmental agency in India all amounts withheld and owing to such agency. The Depositary will forward to the Company or its agent such information from its records as the Company may reasonably request to enable the Company or its agent to file necessary reports with governmental agencies, and the Depositary or the Company or its agent may file to the extent practicable any such reports necessary to obtain benefits under the applicable tax treaties for the Registered Holders of Receipts.

     Section 4.02. Distribution Other Than Cash, Shares or Rights. Whenever the Depositary or the Custodian shall receive any distribution other than cash, Shares or rights pursuant to Section 4.01, 4.03 or 4.04 hereof upon the Deposited Securities, the Depositary shall after obtaining, at the Company's expense, opinion(s) of United States and Indian counsel, as applicable, reasonably satisfactory to the Depositary that the proposed distribution does not violate any applicable laws or regulations, cause such amount of the securities or property received by it to be distributed to the Registered Holders of Receipts on the record date fixed pursuant to Section 4.06 hereof, in proportion to the number of American Depositary Shares representing such Deposited Securities held by each of them, respectively, in any manner that the Depositary may reasonably deem equitable and practicable for accomplishing such distribution net of expenses of the Depositary with the consent of the Company (which consent shall not be unreasonably withheld); provided, however, that if in the reasonable opinion of the Depositary such distribution cannot be made among the

Registered Holders of Receipts entitled thereto in proportion to the number of American Depositary Shares held by them, or if for any other reason (including, but not limited to, any requirement that the Company or the Depositary withhold an amount on account of taxes or other governmental or that such securities must be registered under the Securities Act or other law in order to be distributed to Registered Holders) the Depositary deems such distribution not to be lawful or feasible, the Depositary with the consent of the Company (which consent shall not be unreasonably withheld) may adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including, but not limited to, the sale, at public or private sale, of the securities or property thus received, or any part thereof, at such place or places and upon such terms as it deems proper, and the net proceeds of any such sale (net of the fees, expenses and charges of the Depositary as provided in Section 5.09 hereof and Exhibit B hereto) shall be distributed by the Depositary to the Registered Holders of Receipts entitled thereto as in the case of a distribution received in cash. If any distribution made by the Company with respect to the Deposited Securities and received by the Depositary shall remain unclaimed at the end of 12 years from the first date upon which such distribution is made available to Registered Holders and subject to any applicable laws, all rights of the Registered Holders to such distribution or the proceeds of the sale thereof shall be extinguished and the Depositary shall return the same to the Company for its own use and benefit (except for any distribution upon the liquidation of the Company when the Depositary shall retain the same) and the Depositary shall have no obligation therefor or liability with respect thereto.

     Section 4.03. Distribution in Shares. If any distribution upon Deposited Securities consists of a dividend in, or free distribution of, Shares, the Depositary may, and shall if the Company so requests, distribute to the Registered Holders of Receipts on the record date fixed pursuant to Section 4.06 hereof, in proportion to the number of American Depositary Shares held by each of them, respectively, additional Receipts in the same form for an aggregate number of American Depositary Shares representing the amount of Shares received as such dividend or free distribution, subject to the terms and conditions of this Deposit Agreement with respect to the deposit of Shares and the issuance of American Depositary Shares evidenced by Receipts, including the withholding of any tax or other governmental charge as provided in Section 4.12 hereof and the payment of the fees, expenses and charges of the Depositary as provided in
Section 5.09 hereof and Exhibit B hereto. In lieu of delivering Receipts for fractional American Depositary Shares the Depositary may, in its discretion, sell the amount of Shares represented by the aggregate of such fractions, at public or private sale, at such place or places and upon such terms as it may deem proper, and distribute the net proceeds of any such sale in accordance with
Section 4.01 hereof. If additional Receipts are not so distributed (except as pursuant to the preceding sentence), each American Depositary Share shall thenceforth also represent its proportionate interest in the additional Shares so distributed upon such Deposited Securities.

     Section 4.04. Rights. In the event that the Company shall offer or cause to be offered to the holders of any Deposited Securities any rights to subscribe for additional Shares or any rights of any other nature, the Depositary shall as soon as practicable give notice to the Registered Holders of such offer (unless notified by the Company that such offer or invitation should not be made), specifying, if applicable, the earliest date established for acceptance thereof, the last date established for acceptance thereof and the manner by which and time during which Registered Holders may request the Depositary to exercise such rights as provided below or, if such be the case, give details of how the Depositary proposes to distribute the rights or make the net proceeds available to such Registered Holders in accordance with the procedures for distributing cash provided for in Section
4.01 hereof, or, if by the terms of such rights offering or for any other reason it would not be lawful or feasible for the Depositary either to make such rights available to any Registered Holders or to dispose of such rights and make the net proceeds available to such Registered Holders, then the Depositary shall allow the rights to lapse.

     In circumstances in which rights would otherwise not be distributed generally, if the Company and the Depositary determine that it is lawful and feasible to make such rights available, by means of warrants or otherwise, to certain Registered Holders, the Depositary will, subject to applicable law, make such rights available to such Registered Holders in proportion to the number of American Depositary Shares held by such Registered Holders, upon written notice from the Company to the Depositary that (a) the Company has elected in its sole discretion to permit such rights to be exercised and (b) such Registered Holder has executed such documents as the Company and the Depositary have determined are reasonably required under applicable law.

     If the Depositary has distributed warrants or other instruments for rights to all or certain Registered Holders, then upon instruction from any such Registered Holder pursuant to such warrants or other instruments to the Depositary from such Registered Holder to exercise such rights, upon payment by such Registered Holder to the Depositary for the account of such Registered Holder of an amount equal to the purchase price of the Shares to be received upon the exercise of the rights, and upon payment of the fees and expenses of the Depositary and any other charges as set forth in such warrants or other instruments, the Depositary shall, on behalf of such Registered Holder, exercise the rights and purchase the Shares, and the Company shall cause the Shares so purchased to be delivered to the Depositary on behalf of such Registered Holder. As agent for such Registered Holder, the Depositary will cause the Shares so purchased to be deposited pursuant to Section 2.02 of this Deposit Agreement, and shall, pursuant to Section 2.03 of this Deposit Agreement, execute and deliver Receipts to such Registered Holder. In the case of a distribution pursuant to the second paragraph of this Section 4.04, such Receipts shall be legended in accordance with applicable U.S. laws, and shall be subject to the appropriate restrictions on sale, deposit, cancellation and transfer under such laws.

     If the Company and the Depositary determine in their reasonable discretion that it is not lawful or feasible to make such rights available to all or certain Registered Holders, the Depositary may sell the rights, warrants or other instruments (either by public or private sale and otherwise at its discretion subject to Indian laws and regulations) in proportion to the number of American Depositary Shares held by the Registered Holders to whom it has determined it may not lawfully or feasibly make such rights available, and allocate the net proceeds of such sales (net of the fees, expenses and charges of the Depositary as provided in Section 5.09 hereof and Exhibit B hereto and all taxes and other governmental charges payable in connection with such rights, and subject to the terms and conditions of this Deposit Agreement) for the account of such Registered Holders otherwise entitled to such rights, warrants or other instruments, upon an averaged or other practical basis without regard to any distinctions among such Registered Holders on account of exchange restrictions or the date of delivery of any Receipt or otherwise. The Depositary shall endeavor to effect any such sale as is contemplated in this Section, but shall have no liability (in the absence of its own willful default, negligence or bad faith or that of its agents, officers, directors or employees) with respect the terms of such sale or if such sale shall not be possible.

     The Depositary will not offer rights to Registered Holders, unless it has received from the Company evidence, as provided in Section 5.07 hereof, to the effect that (i) a registration statement under the Securities Act covering such offering is in effect or (ii) such offering does not require registration under the Securities Act. If a Registered Holder of Receipts requests the distribution of warrants or other instruments, notwithstanding that there has been no registration under the Securities Act, the Depositary shall not effect such distribution unless it has received an opinion from recognized counsel in the United States for the Company satisfactory to the Depositary upon which the Depositary may rely that such distribution to such Registered Holder is exempt from such registration.

     The Depositary shall not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Registered Holders in general or any Registered Holder in particular, any foreign exchange exposure or loss incurred in connection with such sale, or any liability to the purchaser of such rights or other instruments. Nothing in the Deposit Agreement shall create, or shall be construed to create, any obligation on the part of the Company to file such a registration statement or to register such rights or the securities represented thereby under the Securities Act or any other applicable law.

     Section 4.05. Conversion of Foreign Currency. Whenever the Depositary or the Custodian shall receive foreign currency, received by way of dividends or other distributions or in the form of net proceeds from the sale of securities, property or rights, and if, at the time, the foreign currency so received can, in the judgment of the Depositary, be converted on a reasonable basis into Dollars and the resulting Dollars transferred to the United States, the Depositary shall as soon as practicable convert or cause to be converted, by sale or in any other manner that it may determine, such foreign currency into Dollars, and such Dollars (less any reasonable and customary expenses incurred by the Depositary in the conversion of such foreign currency and any expenses incurred on behalf of the Registered Holder in complying with currency exchange control or other governmental requirements) shall be promptly distributed to the Registered Holders entitled thereto or, if the Depositary shall have distributed any warrants or other instruments which entitle the holders thereof to such Dollars, then to the holders of such warrants or instruments upon surrender thereof for cancellation, in either case, without liability for interest thereon. Such distribution may be made upon an averaged or other practicable basis without regard to any distinctions among Registered Holders on account of exchange restrictions, the date of delivery of any Receipt or otherwise.

     If such conversion or distribution can be effected only with the approval or license of any government or agency thereof, the Depositary, with the assistance of, and at the reasonable expense of, the Company, shall make reasonable efforts to apply, or procure that an application be made, for such approval or license, if any, as it may deem desirable. In no event, however, shall the Depositary be obligated to make such a filing, nor shall it be liable for failure to obtain such permit or license.

     If at any time the Depositary shall determine that in its judgment any foreign currency received by the Depositary is not convertible on a reasonable basis into Dollars transferable to the United States, or if any approval or license of any government or agency thereof which is required for such conversion is denied or in the opinion of the Depositary is not obtainable, or if any such approval or license is not obtainable at a reasonable cost or within a reasonable period as determined by the Depositary, the Depositary may in its discretion, after notice to the Company, and subject to applicable laws and regulations, either (i) distribute such foreign currency (or an appropriate document evidencing the right to receive such foreign currency) to the Registered Holders of Receipts entitled to receive the same, or (ii) hold such foreign currency, without liability for interest thereon, for the respective accounts of such persons, uninvested and without liability for interest.

     If any such conversion of foreign currency, in whole or in part, can be effected as aforesaid for distribution to some but not all of the Registered Holders of Receipts entitled thereto, the Depositary may in its discretion make such conversion and distribution in Dollars, to the extent such currency shall be convertible as aforesaid, to the Registered Holders of Receipts entitled thereto and, with respect to the balance of such foreign currency, shall in its discretion, after consultation with the Company, and subject to any applicable law and regulations, either (i) distribute or make available for distribution such balance to the persons who were Registered Holders of Receipts entitled thereto with respect to whom such conversion could not then be effected, or (ii) hold such balance for the respective accounts of such persons, uninvested and without liability for interest.

     Section 4.06. Fixing of Record Date. Whenever any cash dividend or other cash distribution shall become payable or any distribution other than cash shall be made, or whenever rights shall be issued with respect to the Deposited Securities, or whenever for any reason the Depositary causes a change in the number of Shares that are represented by each American Depositary Share, or whenever the Depositary shall receive notice of any meeting of holders of Shares or other Deposited Securities, the Depositary shall fix a record date (a) for the determination of the Registered Holders who shall be (i) entitled to receive such dividend, distribution or rights or the net proceeds of the sale thereof or
(ii) entitled to give instructions for the exercise of voting rights at any such meeting, or (b) on or after which each American Depositary Share will represent the changed number of Shares. Such record date shall, to the extent practicable, be the same record date as any corresponding record date set by the Company for such purpose. Subject to the provisions of Sections 4.01 through 4.05 and to the other terms and conditions of this Deposit Agreement, the Registered Holders on such record date shall be entitled, as the case may be, to receive the amount distributable by the Depositary with respect to such dividend or other distribution or such rights or the net proceeds of sale thereof in proportion to the number of American Depositary Shares held by them, respectively, and to give voting instructions and to act in respect of any other such matter.

     Section 4.07. Voting of Deposited Securities. As soon as practicable after receipt of notice of any meeting of holders of Shares or other Deposited Securities the Depositary shall at its expense, mail to the Registered Holders of Receipts a notice which shall contain (a) such information as is contained in such notice of meeting, (b) a statement that such Registered Holders of Receipts at the close of business on a specified record date will be entitled, subject to any applicable provision of Indian law, of the Deposited Securities or of the Memorandum and Articles of Association of the Company, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the amount of Shares or other Deposited Securities represented by their respective American Depositary Shares, and (c) a brief statement as to the manner in which such instructions may be given, including an express indication that the Depositary shall notify such instruction to the Chairman of the Company, or such other director that the Chairman may designate, and appoint the Chairman or that other person designated by the Chairman as representative of the Depositary and the Registered Holders to attend such meeting and vote the Deposited Securities in the direction so instructed by such Registered Holder and (d) a statement that if the Depositary does not receive instructions from a Registered Holder, such Registered Holder may under certain circumstances be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote such Deposited Securities. Upon the written request of a Registered Holder on such record date, received on or before the date established by the Depositary for such purpose, the Depositary shall endeavor insofar as is practicable and permitted under the applicable provisions of law and of the Memorandum and Articles of Association governing Deposited Securities of the Company to vote or cause to be voted the amount of Deposited Securities represented by such American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request.

     For the purposes of this Section 4.07, in the event that the Depositary receives express instructions from Registered Holders to demand a poll with respect to any matter to be voted on by Holders, the Depositary may notify the Chairman or a person designated by the Chairman of such instructions and request the Chairman or such designee to demand a poll with respect to such matters and the Company agrees that the Chairman or such designee will make their reasonable best efforts to demand a poll at the meeting at which such matters are to be voted on and to vote such Shares in accordance with such Registered Holder's instructions; provided, however, that prior to any demand of a poll or request to demand poll by the Depositary upon the terms set forth herein, the Company shall, at its expense, deliver to the Depositary an opinion of Indian counsel, reasonably satisfactory to the Depositary, stating that such action is in conformity with all applicable laws and regulations and that the demand for a poll by the Depositary or a person designated by the Depositary will not expose the Depositary to any liability to any person. The Depositary shall not have any obligation to demand a poll or request the demand of a poll if the Company shall not have delivered to the Depositary the local counsel opinion set forth in this paragraph.

     Under Indian law voting of Shares is by show of hands unless a poll is demanded by a member or members present in person or by proxy holding at least one-tenth of the total Shares entitled to vote on the resolution or by those holding paid up capital of at least Rs. 50,000. A proxy may not vote except in a poll.

     The Depositary agrees not to, and shall ensure that the Custodian and each of their nominees does not, vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Shares or other Deposited Securities represented by the American Depositary Shares evidenced by a Receipt other than in accordance with such instructions from the Registered Holder, or as provided below. The Depositary may not itself exercise any voting discretion over any Shares. If the Depositary does not receive instructions from any Registered Holder with respect to any of the Deposited Securities represented by the American Depositary Shares evidenced by such Registered Holder's Receipts on or before the date established by the Depositary for such purpose, such Registered Holder shall be deemed, and the Depositary shall deem such Registered Holder, to have instructed the Depositary to give discretionary proxy to a person designated by the Company to vote such Deposited Securities; provided that (x) no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing) that (i) the Company does not wish such proxy given, (ii) substantial opposition exists or (iii) the rights of the holders of Shares will be adversely affected and (y) the Depositary shall not have any obligation to give such discretionary proxy to a person designated by the Company if the Company shall not have delivered to the Depositary the local counsel opinion and representation letter set forth in the next paragraph.

     Prior to each request for a discretionary proxy upon the terms set forth herein, the Company shall, at its own expense, deliver to the Depositary (aa) an opinion of Indian counsel, reasonably satisfactory to the Depositary, stating that such action is in conformity with all applicable laws and regulations (bb) a representation and indemnity letter from the Company (executed by a senior officer of the Company) which (i) designates the person to whom any discretionary proxy should be given, (ii) confirms that the Company wishes such discretionary proxy to be given and (iii) certifies that the Company has not and shall not request the discretionary proxy to be given as to any matter as to which substantial opposition exists or which may adversely affect the rights of holders of Shares.

     Shares  which  have  been  withdrawn  from  the  depositary   facility  and
transferred on the Company's Register of Members to a person other than the Depositary or its nominee may be voted by such persons. However, Registered Holders who wish to withdraw Shares to vote at a shareholders meeting may not receive sufficient advance notice of shareholders meetings to enable them to make such withdrawal of the Shares in time to vote at the meeting.

     The directors of the Company may decline to register the transfer of Shares on certain grounds.

     Section 4.08. Changes Affecting Deposited Securities. Upon any change in nominal value, split-up, cancellation, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities which shall be received by the Depositary or a Custodian in exchange for, or in conversion of or replacement or otherwise in respect of, such Deposited Securities shall be treated as new
Deposited Securities under this Deposit Agreement, and the Receipts shall, subject to the provisions of this Deposit Agreement, and applicable law, evidence American Depositary Shares representing the right to receive such additional Deposited Securities. Alternatively, the Depositary may, with the Company's approval, and shall, if the Company shall so request, subject to the terms of this Deposit Agreement and receipt of an opinion of counsel to the Company obtained at the expense of the Company satisfactory to the Depositary that such distributions are not in violation of any applicable laws or regulations, execute and deliver additional Receipts as in the case of a stock dividend on the Deposited Securities, or call for the surrender of outstanding Receipts to be exchanged for new Receipts, in either case, as well as in the event of newly deposited Shares, with necessary modifications to the form of Receipt contained in Exhibit A hereto, specifically describing such new
Deposited Securities or corporate change. If the Company approves or requests the execution and delivery of additional Receipts, the Company shall, jointly with the Depositary, amend the Registration Statement of Form F-6 as filed with the Commission to permit the issuance of such new form of Receipts. Notwithstanding the foregoing, in the event that any security so received may not be lawfully distributed to some or all Registered Holders, the Depositary may with the Company's approval and shall if the Company requests, subject to receipt of an opinion of Company's counsel reasonably satisfactory to the Depositary that such action is not in violation of any applicable laws or regulations, sell such securities at public or private sale, at such place or places and upon such terms as it may deem proper and may allocate the net proceeds of such sales for the account of the Registered Holders otherwise entitled to such securities upon an averaged or other practicable basis without regard to any distinctions among such Registered Holders and distribute the net proceeds so allocated to the extent practicable as in the case of a distribution received in cash pursuant to Section 4.01. The Depositary shall not be responsible for (i) any failure to determine that it may be lawful or feasible to make such securities available to Registered Holders in general or any Registered Holder or Registered Holders in particular, (ii) any foreign exchange exposure or loss incurred in connection with such sale, or (iii) any liability to the purchaser of such securities.

     Section 4.09. Statutory Reports. The Depositary shall make available for inspection by Registered Holders at the Depositary's Corporate Trust Office any notices, reports and other communications received from the Company which are both (a) received by the Depositary, the Custodian or their respective nominees as the holder of Deposited Securities and (b) made generally available to the holders of Deposited Securities by the Company. Any such reports and communications, including any proxy soliciting material, furnished to the Depositary by the Company shall be furnished in English, to the extent such materials are required to be translated into English pursuant to any rules or regulations of the Commission.

     Section 4.10. Information Made Available to the Commission. The Company furnishes the Commission with certain public reports and documents required by foreign law or otherwise under the Securities Exchange Act and will continue to furnish the Commission such reports and documents for as long as any Receipts remain outstanding or until 60 days shall have expired after the Company shall have delivered to the Depositary a written notice of its election to terminate this Deposit Agreement pursuant to Section 6.02 hereof. Such reports and documents, and all notices, reports and communications referred to in Sections
4.09 and 5.06 hereof, shall be in English. The Company is subject to periodic reporting or other information delivery requirements under the Securities Exchange Act and will in accordance therewith file reports and other information with the Commission. Such information may be inspected and copied by Registered Holders at the public reference facilities maintained by the Commission located at the date hereof at Judiciary Plaza, 450 Fifth Street N.W. (Room 1024), Washington, D.C. 20549.

     Section 4.11. List of Registered Holders. Promptly upon the written request of the Company, the Depositary shall furnish to the Company a list, as of a recent date, of the names, addresses and holdings of American Depositary Shares by all persons in whose names Receipts are registered on the books of the Depositary.

     Section 4.12. Withholding. In connection with any distribution to Registered Holders, the Company will remit to the appropriate governmental authority or agency any amounts required to be withheld by the Company and owing to such authority or agency by the Company; and the Depositary and the Custodian will remit to the appropriate governmental authority or agency any amounts required to be withheld and owing to such authority or agency by the Depositary or the Custodian. In the event that the Depositary determines that any distribution in property (including Shares and rights to subscribe therefor) is subject to any tax or other governmental charge which the Depositary is obligated to withhold, the Depositary may, by public or private sale, dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner as the Depositary deems necessary and practicable to pay any such taxes or charges and the Depositary shall distribute the net proceeds of any such sale after deduction of such taxes or charges to the Registered Holders entitled thereto in proportion to the number of American Depositary Shares held by them, respectively. The Registered Holder shall indemnify the Depositary, the Company, the Custodian and any of their respective directors, employees, agents and Affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for such Registered Holder pursuant to this Section 4.12.

     Section 4.13. Reports. The Depositary shall make available for inspection by Registered Holders at its Principal Office any reports and communications, including any proxy soliciting materials, received from the Company which are both (a) received by the Depositary, the Custodian, or the nominee of either of them as the holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by the Company. The Depositary shall also send to Registered Holders copies of such reports when furnished by the Company to the Custodian pursuant to Section 5.06 hereof.

     Section 4.14. Power of Attorney. Each Registered Holder and Beneficial Owner, upon acceptance of American Depositary Share(s) represented by a Receipt issued in accordance with the terms hereof, hereby appoints the Depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all steps or action provided for or contemplated herein with respect to the Deposited Securities, to adopt any and all procedures necessary to comply with applicable law, including, but not limited to, those set forth in this
Article IV, and to take such further steps or action as the Depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of this Deposit Agreement.

                                    ARTICLE V

                  THE DEPOSITARY, THE CUSTODIAN AND THE COMPANY

     Section 5.01. Maintenance of Offices and Transfer Books by the Depositary. Until termination of this Deposit Agreement in accordance with its terms, the Registrar shall maintain, in the Borough of Manhattan, The City of New York, facilities for the execution and delivery, registration of transfer, combination and split-up of Receipts and surrender of Receipts, and the delivery and withdrawal of Deposited Securities in accordance with the provisions of this Deposit Agreement.

     The Registrar shall keep a book or books for the transfer and registration of Receipts which at all reasonable times shall be open for inspection by Registered Holders of Receipts; provided that such inspection shall not be for the purpose of communicating with Registered Holders in the interest of a business or object other than the business of the Company or a matter related to this Deposit Agreement or the Receipts. The Registrar may close the books, at any time or from time to time, when reasonably deemed expedient by it in connection with the performance of its duties hereunder.

     If any Receipts or the American Depositary Shares evidenced thereby are listed on one or more stock exchanges or automated quotation systems in the United States, the Depositary shall act as Registrar or appoint a Registrar or one or more co-registrars for registry of such Receipts in accordance with any requirements of such exchange or exchanges.

     Section 5.02. Prevention or Delay in Performance by the Depositary, the Custodian or the Company. Neither the Depositary, the Custodian nor the Company shall incur any liability to any Registered Holder or Beneficial Owner of any Receipt, if by reason of any provision of any present or future law or regulation of the United States of America, any state thereof, India or of any other country, or of any other action of any governmental or regulatory authority of the United States, India or any other country, or of any stock exchange, or by reason of any provision, present or future, of the Memorandum and Articles of Association of the Company, or by reason of any act of God or war or other circumstance beyond its control, the Depositary, the Custodian or the Company, as the case may be, shall be delayed in, prevented or forbidden from, or subjected to any civil or criminal penalty on account of, doing or performing any act or thing which by the terms of this Deposit Agreement it is provided shall be done or performed; nor shall the Depositary, the Custodian or the Company, nor any of their respective directors, officers, employees or agents, incur any liability to any Registered Holder or Beneficial Owner of a Receipt by reason of any non-performance or delay, caused as aforesaid, in the performance of any act or thing which, by the terms of this Deposit Agreement, it is provided shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in this Deposit Agreement. Where, by the terms of a distribution pursuant to
Section 4.01, 4.02, or 4.03 of this Deposit Agreement, or an offering or distribution pursuant to Section 4.04 of this Deposit Agreement, or for any other reason, such distribution or offering may not be made available to Registered Holders, and the Depositary may not dispose of such distribution or offering on behalf of such Registered Holders and make the net proceeds available to such Registered Holders, then the Depositary shall not make such distribution or offering, and shall allow any rights, if applicable, to lapse.

     Section 5.03. Obligations of the Depositary, the Custodian and the Company. Neither the Depositary, the Custodian nor the Company nor any of their respective directors, officers, employees or agents, assumes any obligation or shall be subject to any liability (including, without limitation, as to the Depositary and Custodian, liability with respect to the validity or worth of the Deposited Securities) under this Deposit Agreement to Registered Holders or Beneficial Owners of Receipts, other than that each of them agrees to perform its obligations and duties specifically set forth in this Deposit Agreement without negligence or bad faith.

     Neither the Depositary nor the Company shall be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of the Receipts, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expenses and liabilities be furnished as often as may be required, and the Custodian shall not be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary.

     Neither the Depositary, the Custodian nor the Company shall be liable for any action or non-action by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Registered Holder or Beneficial Owner of a Receipt or any other person believed by it in good faith to be competent to give such advice or information. The Depositary, the Custodian and the Company may rely and shall be protected in acting upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

     The Depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the Depositary or in connection with any matter arising wholly after the removal or resignation of the Depositary, provided that in connection with the issue out
of  which  such  potential   liability  arises  the

Depositary performed its obligations without negligence or bad faith while it acted as Depositary.

     Neither the Depositary nor its agents shall be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner or effect of any such vote made either with or without request, or for not exercising any right to vote, as long as any such action or non-action is in good faith and in accordance with the terms of this Deposit Agreement.

         No disclaimer of liability under the Securities Act is intended by any provision of this Deposit Agreement.

     Section 5.04. Resignation and Removal of the Depositary; Appointment of Successor Depositary. Subject to the provisions of the next paragraph, the Company may terminate the appointment of the Depositary under the Deposit Agreement by giving at least 60 days' notice in writing to the Depositary and the Custodian, and the Depositary may resign as Depositary by giving at least 60 days' notice in writing to the Company and the Custodian. Within 30 days after the giving of such notice, notice thereof shall be duly given by the Depositary to the Registered Holders. In the event a successor depositary has not been appointed and accepted its appointment within 60 days, the Depositary may terminate the Deposit Agreement as provided in Section 6.02 hereof.

     Notwithstanding any other provision hereof, the Company may not appoint a successor depositary hereunder or establish another deposit facility with another depositary bank for a period of ten years from the date of hereof unless
(a) a dispute with respect to the services provided by the Depositary hereunder remains unresolved after a period of three months from the date such problem was first brought to the attention of the Depositary by the Company or (b) the relevant pro rata amount of any contribution made to the Company by the Depositary is repaid to the Depositary.

     The termination of the appointment or the resignation of the Depositary shall take effect on the date specified in such notice; provided that no such termination of appointment or resignation shall take effect until the appointment by the Company of a successor Depositary as hereinafter provided.

     In case at any time the Depositary acting hereunder shall resign or be removed, the Company, unless the Company shall desire the termination of this Deposit Agreement as provided in Section 6.02 hereof, shall use its best efforts to appoint a successor depositary, which shall be a bank or trust company having its principal office in the Borough of Manhattan, The City of New York with effect from the date of termination or resignation specified in such notice as soon as reasonably possible following notice of such termination or resignation. Every successor depositary shall execute and deliver to its predecessor and to the Company an instrument in writing accepting its appointment hereunder, and thereupon such successor depositary, without any further act or deed, shall become fully vested with all the rights, powers, duties and obligations of its predecessor; provided, however, that such predecessor, upon payment of all sums due it and on the written request of the Company, shall execute and deliver an instrument transferring to such successor all rights and powers of such predecessor hereunder, shall duly assign, transfer and deliver all right, title and interest in the Deposited Securities to such successor and shall deliver to such successor a list of the Registered Holders of all outstanding Receipts and such other information relating to Receipts and Registered Holders thereof as the successor may reasonably request. The

Depositary shall promptly mail notice of the appointment of the successor depositary to the Registered Holders of Receipts and the Custodian.

     Any corporation into or with which the Depositary may be converted, merged or consolidated shall be the successor of such Depositary without the execution or filing of any document or any further act.

     Section 5.05. The Custodian. The Depositary may appoint one or more agents to act as its Custodian hereunder. The Depositary has initially appointed The ICICI Bank Limited as Custodian and agent of the Depositary for the purpose of this Deposit Agreement. Any Custodian in acting hereunder shall be subject at all times and in all respects to the directions of the Depositary, and shall be responsible solely to it. Any Custodian may resign and be discharged from its duties hereunder by notice of such resignation delivered to the Depositary at least 30 days prior to the date on which such resignation is to become effective. If upon the effectiveness of such resignation there shall be no Custodian acting hereunder, the Depositary shall, promptly after receiving such notice, appoint, subject to the written approval of the Company which shall not unreasonably withheld, a substitute custodian that is organized under the laws of India and which shall thereafter be a Custodian hereunder. Whenever the Depositary in its discretion determines that it is in the best interest of the Registered Holders to do so, it may appoint substitute or additional custodian or custodians, which shall thereafter be one of the Custodians hereunder subject in each instance to the written approval of the Company. Upon demand of the Depositary any previous Custodian shall deliver the Deposited Securities held by it to any other Custodian or such substitute or additional custodian or custodians as the Depositary shall instruct. Each such substitute or additional custodian or custodians shall deliver to the Depositary, forthwith upon its appointment an acceptance of such appointment satisfactory in form and substance to the Depositary.

     Upon the appointment of any successor depositary hereunder, any Custodian then acting hereunder shall forthwith become, without any further act or writing, the agent hereunder of such successor depositary, and the appointment of such successor depositary shall in no way impair the authority of any Custodian hereunder; provided, however, that the successor depositary so appointed shall, on the written request of any Custodian, execute and deliver to such Custodian all such instruments as may be proper to give to such Custodian full and complete power and authority as agent hereunder of such successor depositary.

     Section 5.06. Notices and Reports. On or before the first date on which the Company gives notice, by publication or otherwise, of any meeting of holders of Shares or other Deposited Securities, or of any adjourned meeting of such holders, or of the taking of any action in respect of any cash or other distributions or the offering of any rights, the Company agrees to transmit to the Depositary and the Custodian a copy of the notice thereof in English language but otherwise in the form given or to be given to holders of Shares or other Deposited Securities. The Company shall also furnish to the Custodian and the Depositary a summary, in English, of any applicable provisions or proposed provisions of the Memorandum and Articles of Association of the Company that may be relevant or pertain to such notice of meeting or be the subject of a vote thereat.

     The Company will arrange for the translation into English, if not already in English, to the extent required pursuant to any rules or regulations of the Commission, and the prompt transmittal by the Company to the Depositary and the Custodian, of such notices and any other reports and communications, including any proxy soliciting materials, which are made generally available by the Company to holders of its Shares or other Deposited Securities. If requested in writing by the Company, the Depositary will arrange for the mailing, at the Depositary's expense, of copies of such notices, reports and communications that are made generally available by the Company to holders of its Shares or other Deposited Securities and/or, at the written request of the Company and at the Depositary's expense, make such notices, reports and other communications available to all Registered Holders on a basis similar to that for holders of Shares or other Deposited Securities, or on such other basis as the Company may advise the Depositary is required or as the Depositary may be required by any applicable law or regulation. The Company will timely provide the Depositary with the quantity of such notices, reports and communications, including any proxy soliciting materials, as requested by the Depositary from time to time, in order for the Depositary to effect such mailings. The Depositary and Custodian may rely upon such copies for all purposes of this Agreement. The Depositary will, at the expense of the Depositary, make such copies and such notices, reports and communications available for inspection by Registered Holders at the Depositary's Corporate Trust Office, at the office of the Custodian and at any other designated transfer offices.

     Section 5.07. Distribution of Additional Shares, Rights, etc. The Company agrees that in the event of any future issuances or distributions (collectively, a "Distribution") of (a) additional Shares or other securities that are Deposited Securities ("Infosys Securities"), (b) rights, preferences or privileges to subscribe for Infosys Securities, (c) securities convertible into or exchangeable for Infosys Securities or (d) rights, preferences or privileges to subscribe for securities convertible into or exchangeable for Infosys Securities, such Distribution shall be effected by the Company in a manner so as not to violate the Securities Act or any securities or "Blue Sky" law of any relevant jurisdictions in the United States. The Company shall direct the Depositary in writing to take, or to cause the Custodian to take, specified, reasonable measures with respect to the acceptance for deposit of Infosys Securities as shall be required to prevent any violation of the registration requirements of the Securities Act or any securities or "Blue Sky" law of any relevant jurisdictions in the United States.

     The Company will promptly furnish to the Depositary evidence reasonably satisfactory to the Depositary and its counsel that a registration statement under the Securities Act is in effect with respect to such Distribution or a written opinion from U.S. counsel for the Company, which counsel shall be satisfactory to the Depositary, stating that registration under the Securities Act is not required with respect to such Distribution in order to prevent violation of the registration requirements of the Securities Act or any securities or "Blue Sky" law of any relevant jurisdictions in the United States. Without limiting the duty of the Company under the previous sentence, the Depositary shall be entitled, but not required, to consult with counsel of its own choice at the expense of the Company and to take such action with respect to the facility created hereby as it may deem appropriate to prevent any violation by the Depositary or any agent of the Depositary of any United States federal or state securities laws.

     The Company agrees with the Depositary that neither the Company nor any Affiliate will at any time deposit any Infosys Securities hereunder, either upon original issuance or upon a sale of Infosys Securities previously issued and reacquired by the Company or by any such Affiliate, unless such Infosys Securities have been registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available.

     Section 5.08. Indemnification. The Company agrees to indemnify the Depositary, any Custodian, any other agent of the Company or the Depositary hereunder and their respective directors, officers, employees, agents and affiliates (each, an "Indemnified Person") against, and hold each of them harmless from, any liability or expense (including, but not limited to, the reasonable fees and expenses of counsel) which may be based on or arise out of
(a) acts performed or omitted in accordance with the provisions of this Deposit Agreement and of the Receipts, as the same may be amended, modified or supplemented from time to time, (i) by an Indemnified Person, except for any liability or expense arising out of the negligence or bad faith of such Indemnified Person, or (ii) by the Company or any of its directors, officers, employees, agents and affiliates or (b) out of or in connection with any offer or sale of Receipts, American Depositary Shares, Shares or other Deposited Securities or any registration statement under the Securities Act in respect thereof, except to the extent such loss, liability or expense arises out of information (or omissions from such information) relating to such Indemnified Person, furnished in writing to the Company by such Indemnified Person expressly for use in a registration statement under the Securities Act.

     The Depositary agrees to indemnify the Company, its directors, officers, employees, agents and Affiliates against, and hold each of them harmless from, any liability or expense (including, but not limited to, the reasonable fees and expenses of counsel) which may be based on or arise out of acts performed or omitted by such Indemnified Person, due to its negligence or bad faith.

     The   obligations  set  forth  in  this  Section  5.08  shall  survive  the termination of this Deposit Agreement or the succession or substitution of any indemnified person hereunder.

     Any person seeking indemnification hereunder (an "indemnified person") shall notify the person from whom it is seeking indemnification (the "indemnifying person") of the commencement of any indemnifiable action or claim promptly after such indemnified person becomes aware of such commencement (provided that the failure to make such notification shall not affect such indemnified person's rights otherwise than under this Section 5.08) and shall consult in good faith with the indemnifying person as to the conduct of the defense of such action or claim, which defense shall be reasonable in the circumstances. No indemnified person shall compromise or settle any action or claim without the consent of the indemnifying person, which consent shall not be unreasonably withheld.

     Section 5.09. Charges and Expenses. The Depositary shall be entitled to receive the following remuneration and reimbursement in respect of its services under this agreement (a) from the Registered Holder (i) taxes and other governmental charges; (ii) such registration fees as may from time to time be in effect for the registration of transfers, if any, of Shares generally on the share register of the Company or Foreign Registrar and accordingly applicable to transfer of Shares to the name of the Depositary, a Custodian or their nominees or the person who makes a withdrawal of Shares, on the making of deposits or withdrawals pursuant to Sections 2.02 or 2.06; (iii) such cable, telex, facsimile transmission and delivery expenses as are expressly provided in this Deposit Agreement to be at the expense of persons depositing Shares or the
Registered  Holders;  (iv)  such  customary  expenses  as  are  incurred  by the
Depositary in the conversion of foreign currency pursuant to Section 4.05 (including, without limitation, expenses incurred on behalf of Registered Holders in connection with compliance with foreign exchange control restrictions); (v) a fee not in excess of $5.00 per 100 Receipts (or portion thereof) for the issuance and surrender, respectively of Receipts pursuant to this Deposit Agreement; (vi) a fee not in excess of $0.02 per American Depositary Share (or portion thereof) held for any cash distribution made pursuant to this Deposit Agreement; and (vii) a fee for the distribution of the Deposited Securities pursuant to this Deposit Agreement, such fee being an amount equal to the fee for the execution and delivery of American Depositary Shares referred to above which would have been charged as a result of the deposit of such securities, but which securities were instead distributed by the Depositary to Registered Holders, and (b) from the Company (i) such sums and amounts as may have been agreed between the Company and the Depositary; (ii) all reasonable costs in connection with the delivery of information under sections
4.10 and 5.06; and (iii) in respect of any exceptional fees, taxes, duties, charges, costs and expenses which the Depositary finds it necessary or desirable or is required to undertake or to pay in the performance of its obligations under this agreement, such additional remuneration as shall be agreed between the Depositary and the Company.

     Subject to the above paragraph all fees, taxes, duties, charges, costs and expenses which are payable by the Company shall be paid by the Company to the Depositary upon demand therefor.

     The right of the Depositary to receive payment of fees, charges and expenses as provided above shall survive the termination of this Deposit Agreement and, as to any Depositary, the resignation or removal of such Depositary as described in Section 5.04 hereof for those fees, charges and expenses incurred prior to the effectiveness of such resignation or removal.

     Section 5.10. Retention of Depositary Documents. The Depositary is authorized to destroy those documents, records, bills and other data compiled during the term of this Deposit Agreement at the time permitted by the laws or regulations governing the Depositary, unless the Company requests in writing that such papers be retained for a longer period or turned over to the Company or to a successor depositary.

     Section 5.11. Exclusivity. The Company agrees not to appoint any other depositary for issuance of American Depositary Receipts so long as Deutsche Bank Trust Company Americas is acting as Depositary hereunder.

     Section 5.12. List of Restricted Securities Owners. From time to time, the Company shall provide to the Depositary a list setting forth, to the actual knowledge of the Company, those persons or entities who beneficially own Restricted Securities and the Company shall update that list on a regular basis. The Company agrees to advise in writing each of the persons or entities so listed that such Restricted Securities are ineligible for deposit hereunder. The Depositary may rely on such a list or update but shall not be liable for any action or omission made in reliance thereon.

                                   ARTICLE VI

                            AMENDMENT AND TERMINATION

     Section 6.01. Amendment. The form of the Receipts and any provisions of this Deposit Agreement may at any time and from time to time be amended by agreement between the Company and the Depositary in any respect which they may deem necessary or desirable. Any amendment which shall impose or have, the effect of increasing any fees or charges payable by the Registered Holders of Receipts (other than the fees of the Depositary for the execution and delivery or cancellation of Receipts and taxes or other governmental charges, registration fees and cable, telex or facsimile transmission and delivery expenses), or which shall otherwise prejudice any substantial existing right of Registered Holders of Receipts, shall not become effective as to outstanding Receipts until the expiration of 30 days after notice of such amendment shall have been given to the Registered Holders of outstanding Receipts. The parties hereto agree that any amendments or supplements which (i) are reasonably necessary (as agreed by the Company and the Depositary) in order for (a) the American Depositary Shares to be registered on Form F-6 under the Securities Act or (b) the American Depositary Shares or Shares to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by Registered Holders, shall be deemed not to prejudice any substantial rights of Registered Holders or Beneficial Owners. Every Registered Holder of an outstanding Receipt at the time any such amendment so becomes effective shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event shall any amendment impair the right of the Registered Holder of any Receipt to surrender such Receipt and receive therefor the Deposited Securities represented thereby, except an order to comply with mandatory provisions of applicable law. Notwithstanding the foregoing, if any governmental body should adopt new laws, rules or regulations which would require amendment or supplement of the Deposit Agreement to ensure compliance therewith, the Company and the Depositary may amend or supplement the Deposit Agreement and the Receipt at any time in accordance with such changed rules. Such amendment or supplement to the Deposit Agreement in such circumstances may become effective before a notice of such amendment or supplement is given to Registered Holders or within any other period of time as required for compliance.

     Section 6.02. Termination. The Depositary shall at any time, at the direction of the Company, terminate this Deposit Agreement by mailing notice of such termination to the Registered Holders of all Receipts then outstanding at least 90 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement by mailing notice of such termination to the Company and the Registered Holders of all Receipts then outstanding, if at any time 60 days shall have expired after the Depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment as provided in the Deposit Agreement. Within 30 days after the giving of such notice, notice of such termination shall be duly given by the Depositary to the Registered Holders of all Receipts then outstanding.

     During the period beginning on the date of the giving of such notice by the Depositary to the Registered Holders and ending on the date on which such termination takes effect, each Registered Holder of a Receipt will, upon (a) surrender of such Receipt at the Corporate Trust Office of the Depositary, (b) payment of the fee of the Depositary for the surrender of Receipts referred to in Section 5.09 and Exhibit B hereto, and (c) payment of any applicable taxes or other governmental charges, be entitled to delivery, to him or upon his order, of the amount of Deposited Securities represented by the American Depositary Shares evidenced by such Receipt.

     If any Receipts shall remain outstanding after the date of termination, the Depositary shall as soon as reasonably practicable sell the Deposited Securities then held under this Deposit Agreement by public or private sale as it may deem appropriate (but shall have no liability with respect to such sale) and, as soon as reasonably practicable thereafter, deliver the net proceeds of any such sale, together with any other cash then held by it thereunder, unsegregated and without liability for interest, for the pro rata benefit of the Registered Holders of Receipts which have not theretofore been surrendered, such Registered Holders thereupon becoming general creditors of the Depositary with respect to such net proceeds. After making such sale, the Depositary shall be discharged from all obligations under this Deposit
Agreement, except to account for such net proceeds and other cash without interest (after deducting, in each case, the fee of the Depositary for the surrender of a Receipt, any expenses for the account of the Registered Holder of such Receipt in accordance with the terms and conditions of this Deposit Agreement, and any applicable taxes or other governmental charges). Upon the termination of this Deposit Agreement, the Depositary and the Company shall be discharged from all obligations under this Deposit Agreement except for their respective obligations under Section 5.08 hereof and the Company's obligations to the Depositary under Section 5.09 hereof.

                                   ARTICLE VII

                                  MISCELLANEOUS

     Section 7.01. Counterparts. This Deposit Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all such counterparts shall constitute one and the same instrument. Copies of the Deposit Agreement shall be filed with the Depositary and the Custodian, and shall be open to inspection at the Depositary's Corporate Trust Office and the principal office of the Custodian by any Registered Holder of a Receipt during business hours.

     Section 7.02. Agreement for Exclusive Benefit of Parties. This Deposit Agreement is for the exclusive benefit of the parties hereto, and their respective successors hereunder, and shall not be deemed to give any legal or equitable right, remedy or claim whatsoever to any other person.

     Section 7.03. Severability. In the event that any one or more of the provisions contained in this Deposit Agreement or in the Receipts shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein or therein shall in no way be affected, prejudiced or disturbed thereby.

     Section 7.04. Notices. Any and all notices to be given to the Company shall be deemed to have been duly given if personally delivered or sent by mail, or by cable, telex or facsimile transmission confirmed by letter, addressed to:
Infosys Technologies Limited, Electronics City, Hosur Road, Bangalore, Karnataka, India 561 229, Attention: Chief Financial Officer or any other place to which the Company may have transferred it principal office.

     Any and all notices to be given to the Depositary shall be deemed to have been duly given if in English and personally delivered or sent by mail, first-class airmail postage prepaid or by cable, telex or facsimile transmission confirmed by letter, addressed to: Deutsche Bank Trust Company Americas, Four Albany Street, New York, New York 10006, Attention: ADR Department or any other place to which the Depositary may have transferred its Corporate Trust Office.

     Any and all notices to be given to the Custodian shall be deemed to have been duly given if personally delivered or sent by mail, air courier or SWIFT message, cable, telex or facsimile transmission, confirmed by letter, addressed to: The ICICI Bank Limited, ICICI Towers, Bandra Kurla Complex, Bandra (E), Mumbai 400 051, or to any other address which the Custodian may specify in writing to the Company.

     Any and all notices to be given to any Registered Holder of a Receipt shall be deemed to have been duly given if personally delivered or sent by mail, first-class airmail postage prepaid, or by cable, telex or facsimile transmission confirmed by letter, addressed to such Registered Holder at the address of such Registered Holder as it appears on the transfer books of the Depositary, or, if such Registered Holder shall have filed with the Depositary a written request that notices intended for such Registered Holder be mailed to some other address, at the address designated in such request.

     Delivery of a notice sent by mail or by SWIFT message, cable, telex or facsimile transmission shall be deemed to be effected at the time when a duly addressed letter containing the same (or a confirmation thereof in the case of cable or telex or facsimile transmission message) is deposited, first-class airmail postage prepaid, in a post-office letter box. The Depositary or the Company, however, may act upon any cable, telex or facsimile transmission message received by it from the other or from any Registered Holder of a Receipt, notwithstanding that such cable, telex or, facsimile transmission message shall not subsequently be confirmed by letter as aforesaid.

     Section 7.05. Registered Holders and Beneficial Owners of Receipts are Parties. The Registered Holders and Beneficial Owners from time to time shall be parties to this Deposit Agreement and shall be bound by all of the terms and conditions hereof and of the Receipts by acceptance thereof.

     Section 7.06. Governing Law. This Deposit Agreement and the Receipts shall be governed by and construed in accordance with the laws of the State of New York. Except as set forth in the following sentence, the Company and the Depositary agree that the federal courts in the State of New York shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute between them that may arise out of or in connection with this Deposit Agreement and, for such purposes, each irrevocably submits to the non-exclusive jurisdiction of such courts. In addition, the Company and the Depositary hereby agree that in the event that a Registered Holder brings a suit, action or proceeding against (a) the Depositary in its capacity as Depositary under this Deposit Agreement or (b) against both the Company and the Depositary, in either case, in any state or federal court of the United States, and the Depositary has any claim for indemnification or otherwise, against the Company arising out of the subject matter of such suit, action or proceeding, then the Depositary may pursue such claim against the Company in the state or federal court in the United States in which such suit, action or proceeding is pending and, for such purposes, the Company irrevocably submits to the non-exclusive jurisdiction of such courts. No disclaimer of liability under the Securities Act is intended by any provision of the Deposit Agreement.

     Section 7.07. Assignment. This Deposit Agreement may not be assigned by either the Company or the Depositary. ----------

     Section 7.08. Compliance with U.S. Securities Laws. Notwithstanding anything in this Deposit Agreement to the contrary, the Company and the Depositary each agree that it will not exercise any rights it has under this Deposit Agreement to prevent the withdrawal or delivery of Deposited Securities in a manner which would violate the United States securities laws, including, but not limited to, Instruction IA(1) of the General Instructions to Form F-6 Registration Statement, as amended from time to time, under the Securities Act.

     Section  7.09.  Headings.   Headings  contained  herein  are  included  for
convenience only and are not to be used in construing or interpreting any provisions hereof.

IN WITNESS WHEREOF, Infosys Technologies Limited and Deutsche Bank Trust Company Americas have duly executed this Agreement as of the day and year first set forth above and all Registered Holders and Beneficial Owners of Receipts shall become parties hereto upon acceptance by them of Receipts issued in accordance with the terms hereof.

                             INFOSYS TECHNOLOGIES LIMITED



                             By:
                                ---------------------------------------
                                Name:
                                Title:


                             DEUTSCHE BANK TRUST COMPANY AMERICAS

                              By:
                                ---------------------------------------
                                Name:
                                Title:


                             By:
                                ---------------------------------------
                                Name:
                                Title:

                                    EXHIBIT A

                   FORM OF FACE OF AMERICAN DEPOSITARY RECEIPT

CUSIP Number
             -----------------

                                                      AMERICAN DEPOSITARY SHARES
                                                 (Each American Depositary Share
                              represents one-half of one deposited Equity Share)


                      DEUTSCHE BANK TRUST COMPANY AMERICAS
                           AMERICAN DEPOSITARY RECEIPT
                      EVIDENCING AMERICAN DEPOSITARY SHARES
                          REPRESENTING EQUITY SHARES OF
                          NOMINAL VALUE Rs. 10 EACH OF
                          INFOSYS TECHNOLOGIES LIMITED
             (INCORPORATED UNDER THE LAWS OF THE REPUBLIC OF INDIA)

     Deutsche Bank Trust Company Americas, as depositary (hereinafter called the "Depositary"), hereby certifies that _______________ , or registered assigns is the owner of _________________ American Depositary Shares representing deposited Equity Shares of nominal value Rs. 10 each, or evidence of rights to receive such shares (herein called "Shares") of Infosys Technologies Limited, incorporated under the laws of the Republic of India (herein called the "Company"). At the date of the Deposit Agreement, each American Depositary Share represents one-half of one Share deposited or subject to deposit under the Deposit Agreement (as such term is hereinafter defined) at the principal office of ICICI Bank Limited (herein called the "Custodian"). The ratio of American Depositary Shares to Shares is subject to subsequent amendment as provided in
Article IV of the Deposit Agreement. The Depositary's Corporate Trust Office is located at Four Albany Street, New York, N.Y. 10006.

     1. THE DEPOSIT AGREEMENT.

     This American Depositary Receipt is one of an issue (herein called "Receipts"), all issued and to be issued upon the terms and conditions set forth in the amended and restated deposit agreement, dated as of March 10, 1999 and amended and restated as of March __, 2003 (herein called the "Deposit
Agreement"), by and among the Company, the Depositary, and all Registered Holders and Beneficial Owners from time to time of Receipts issued thereunder, each of whom by accepting a Receipt agrees to become a party thereto and become bound by all the terms and conditions thereof. The Deposit Agreement sets forth the rights of Registered Holders and Beneficial Owners of the Receipts and the rights and duties of the Depositary in respect of the Shares deposited thereunder and any and all other securities, property and cash from time to time received in respect of such Shares and held thereunder (such Shares, securities, property, and cash are herein called "Deposited Securities"). Copies of the Deposit Agreement are on file at the Depositary's Corporate Trust Office in New York City and at the office of the Custodian.

     The statements made on the face and reverse of this Receipt are summaries of certain provisions of the Deposit Agreement and are qualified by and subject to the detailed provisions of the Deposit Agreement, to which reference is hereby made. Capitalized terms defined in the Deposit Agreement and not defined herein shall have the meanings set forth in the Deposit Agreement.

     2. SURRENDER OF RECEIPTS AND WITHDRAWAL OF SHARES.

     Upon surrender of Receipts at the Depositary's Corporate Trust Office, or at such other offices as the Depositary may designate, for the purpose of withdrawal of the Deposited Securities represented by the American Depositary Shares evidenced thereby, and upon payment of the fees and expenses of the Depositary for the cancellation of Receipts as provided in Section 5.09 of the Deposit Agreement and Exhibit B thereto and payment of all taxes and other governmental charges payable in connection with such surrender and withdrawal of the Deposited Securities, and subject to the terms and conditions of the Company's Memorandum and Articles of Association, the Deposited Securities and the Deposit Agreement, and to any other restriction applicable thereto, the Registered Holder of such Receipts shall be entitled to delivery, to him or upon his order, of the Shares and any other Deposited Securities at the time represented by the American Depositary Shares evidenced by such Receipts. Delivery of such Shares and other Deposited Securities may be made by (a) (i) the delivery of certificates in the name of the Registered Holder or as ordered by him which, if required by law, shall be properly endorsed or accompanied by properly executed instruments of transfer to such Registered Holder or as ordered by him or (ii) book-entry transfer of Shares represented by the American Depositary Shares evidenced by such Receipt to an account in the name of the Registered Holder or as ordered by him and (b) the delivery at the office of the Custodian of any other securities, property and cash to which such Registered Holder is then entitled in respect of such Receipts to such Registered Holder or as ordered by him. Such delivery shall be made, as hereinafter provided, without unreasonable delay.

     A Receipt surrendered for such purposes may be required by the Depositary to be properly endorsed in blank or accompanied by a properly executed instrument of transfer in blank, and if the Depositary so requires, the Registered Holder thereof shall execute and deliver to the Depositary a written order directing the Depositary to cause the Shares and any other Deposited Securities being withdrawn to be delivered to or upon the written order of a person or persons designated in such order.

     The Depositary shall not accept for surrender a Receipt evidencing American Depositary Shares representing less than one Share. In the case of surrender of a Receipt evidencing a number of American Depositary Shares representing other than a whole number of Shares, the Depositary shall cause ownership of the appropriate whole number of Shares to be recorded in the name of the Registered Holder surrendering such Receipt, and shall issue and deliver to the person surrendering such Receipt a new Receipt evidencing American Depositary Shares representing any remaining fractional Share.

     A stamp duty of 0.5 percent of the market value of the Shares will be charged in respect of any withdrawal of Shares if the Shares are withdrawn by way of a transfer in physical form. Such stamp duty will be payable by the Registered Holder requesting the withdrawal. Any transfer of Shares after withdrawal of Shares must be in accordance with applicable law, and where necessary, with the prior approval of the Reserve Bank of India.

     3. TRANSFER OF RECEIPTS; COMBINATIONS AND SPLIT-UPS OF RECEIPTS.

     Subject to the limitations set forth herein and in the Deposit Agreement, the transfer of this Receipt is registrable on the books of the Depositary or the Registrar, if any, by the Registered Holder hereof in person or by a duly authorized attorney, upon surrender at the Depositary's designated transfer offices of this Receipt, properly endorsed or accompanied by a properly executed instrument of transfer and duly stamped as required by applicable law. This Receipt may be split into other such Receipts, or may be combined with other such receipts into one Receipt, evidencing the same aggregate number of American Depositary Shares as the Receipt or Receipts surrendered.

     As a condition precedent to the execution and delivery, registration of transfer, split-up, combination, or surrender of any Receipt, the delivery of any distribution thereon, or withdrawal of any Deposited Securities, the Depositary, the Company, the Custodian, or Foreign Registrar may require (a) payment from the depositor of the Shares or the presentor of the Receipt of a sum sufficient to reimburse it for (i) any tax or other governmental charge and any stock transfer or registration fees in respect of Receipts, (ii) any tax or other governmental charge and any stock transfer or registration fees in respect of registration of transfers of Shares or the Deposited Securities upon any applicable register and (iii) any applicable fees as provided in this Receipt;
(b) the production of proof satisfactory to it as to the identity and genuineness of any signature and as to any other matter contemplated by Section
3.01 of the Deposit Agreement; (c) compliance with the provisions of the Company's Memorandum and Articles of Association in effect from time to time and resolutions and regulations of the Company's Board of Directors adopted pursuant to such Memorandum and Articles of Association; and (d) compliance with (i) any laws or governmental regulations relating to Receipts or American Depositary Shares or to the withdrawal of Deposited Securities and (ii) such reasonable regulations the Depositary and Company may establish consistent with the provisions of the Deposit Agreement or this Receipt, including, without limitation, this Article 3.

     The delivery of Receipts against deposits of Shares generally or against deposits of particular Shares may be suspended, or the transfer of Receipts in particular instances may be refused, or the registration of transfer of outstanding Receipts, or the combination or split-up of Receipts, generally may be suspended, during any period when the transfer books of the Depositary or any register for Shares or other Deposited Securities are closed, or if any such action is deemed necessary or advisable by the Depositary or the Company at any time or from time to time because of any requirement of law or of any government or governmental body or commission, or under any provision of the Deposit Agreement or this Receipt, or for any other reason. Notwithstanding any other provision of the Deposit Agreement or this Receipt, the surrender of outstanding Receipts and withdrawal of Deposited Securities may be suspended only for (i) temporary delays caused by closing the transfer books of the Depositary or the Company or the deposit of Shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes and similar charges, and (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the Receipts or to the withdrawal of the Deposited Securities, or (iv) any other reason that may at any time be specified paragraph I(A)(1) of the General Instructions to Form F-6 under the Securities Act, as such instructions may from time to time be in effect, or any successor provision thereto. Without limitation of the foregoing, the Depositary shall not knowingly accept for deposit under the Deposit Agreement any Shares or other Deposited Securities which are required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such Shares.

     4. LIABILITY OF REGISTERED HOLDER FOR TAXES AND OTHER CHARGES.

     If any tax or other governmental charge shall become payable with respect to this Receipt or with respect to any Deposited Securities represented by American Depositary Shares evidenced hereby, such tax or other governmental charge shall be payable by the Registered Holder hereof to the Depositary. The Depositary may refuse to effect any transfer of this Receipt or any combination or split-up hereof or any withdrawal of Deposited Securities represented by American Depositary Shares evidenced hereby until such payment is made, and may withhold or deduct from any dividends or other distributions and may sell any part or all of the Deposited Securities represented by the American Depositary Shares evidenced by this Receipt and may apply such dividends or other distributions or the proceeds of any such sale in payment of such tax or other governmental charge (and any taxes or expenses arising out of such sale), the Registered Holder hereof remaining liable for any deficiency.

     5. REPRESENTATIONS AND WARRANTIES OF DEPOSITORS.

     Every person depositing Shares hereunder and under the Deposit Agreement shall deemed thereby to represent and warrant that such Shares and each certificate therefor are validly issued, fully paid, non-assessable, and free of any preemptive rights, if any, of the holders outstanding Shares and that the person making such deposit is duly authorized so to do. Every such person shall also be deemed to represent that (i) Shares presented for deposit are not, and the Receipts evidencing the American Depositary Shares representing such Shares would not be, Restricted Securities, and (ii) the deposit of such Shares and the sale of Receipts evidencing American Depositary Shares representing such Shares by that person are not otherwise restricted under the Securities Act. Such representations and warranties shall survive the deposit of Shares and the execution and delivery of Receipts in respect thereof.

     6. FILING PROOFS, CERTIFICATES, AND OTHER INFORMATION.

     Any person presenting Shares for deposit or any Registered Holder or Beneficial Owner of a Receipt may be required by the Depositary or the Company from time to time (i) to file with the Depositary, the Company, or the Custodian such proof of citizenship or residence, taxpayer status, exchange control approval, payment of applicable taxes or other governmental charges, legal or beneficial ownership of Receipts, Deposited Securities or other securities, compliance with all applicable laws or regulations or terms of the Deposit Agreement or such Receipt, or such information relating to the registration on the books of the Company or the Foreign Registrar, if applicable, or any other information the Depositary or the Company may deem necessary or appropriate to evidence compliance with all applicable laws and regulations, and (ii) to execute such certificates and to make such representations and warranties, as the Depositary and the Registrar, as applicable, may deem necessary or proper or as the Company may reasonably request by written request to the Depositary. The Depositary may withhold the delivery or registration of transfer of any Receipt or the distribution of any dividend or distribution of rights or of the sale proceeds thereof or the delivery of any Deposited Securities until such proof or other information is filed or such certificates are executed or such representations and warranties are made to the Company's and the Depositary's satisfaction. The Depositary shall from time to time advise the Company of the availability of any such proofs, certificates or other information and shall provide the Company, in a timely manner, with copies thereof upon written request by the Company, unless such disclosure is prohibited by law.

     7. CHARGES OF DEPOSITARY.

     The Depositary shall be entitled to receive the following remuneration and reimbursement in respect of its services under the Deposit Agreement (a) from the Registered Holder (i) taxes and other governmental charges; (ii) such registration fees as may from time to time be in effect for the registration of transfers, if any, of Shares generally on the share register of the Company (or any appointed agent of the Company for transfer and registration of Shares which may be the Registrar) and accordingly applicable to transfer of Shares to the name of the Depositary, a Custodian or their nominees or the person who makes a withdrawal of Shares, on the making of deposits or withdrawals pursuant to Sections 2.02 or 2.06 of the Deposit Agreement; (iii) such cable, telex, facsimile transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of persons depositing Shares or the Registered Holders; (iv) such customary expenses as are incurred by the Depositary in the conversion of foreign currency pursuant to Section 4.05 of the Deposit Agreement (including, without limitation, expenses incurred on behalf of Registered Holders in connection with compliance with foreign exchange control restrictions); (v) a fee not in excess of $5.00 per 100 Receipts (or portion thereof) for the issuance and surrender, respectively of Receipts pursuant to the Deposit Agreement; (vi) a fee not in excess of $0.02 per American Depositary Share (or portion thereof) held for any cash distribution made pursuant to the Deposit Agreement; and (vii) a fee for the distribution of the Deposited Securities pursuant to the Deposit Agreement, such fee being an amount equal to the fee for the execution and delivery of American Depositary Shares referred to above which would have been charged as a result of the deposit of such securities, but which securities were instead distributed by the Depositary to Registered Holders, and (b) from the Company (i) such sums and amounts as may have been agreed between the Company and the Depositary; (ii) all reasonable costs in connection with the delivery of infom1ation under sections 4.10 and
5.06 of the Deposit Agreement; and (iii) in respect of any exceptional fees, taxes, duties, charges, costs and expenses which the Depositary finds it necessary or desirable or is required to undertake or to pay in the perfom1ance of its obligations under this agreement, such additional remuneration as shall be agreed between the Depositary and the Company.

     Subject to the above paragraph all fees, taxes, duties, charges, costs and expenses which are payable by the Company shall be paid by the Company to the Depositary upon demand therefor.

     8. PRE-RELEASE OF SHARES AND RECEIPTS.

     The Depositary may issue Receipts against evidence of rights to receive Shares from the Company (or any agent of the Company recording Share ownership). No such issue of Receipts will be deemed a "Pre-Release" subject to the restrictions of the following paragraph. Subject to the further terms and provisions of this Article 8, the Depositary and its agents, on .their own behalf, may own and deal in any class of securities of the Company and its Affiliates and in Receipts.

     In its capacity as Depositary, the Depositary shall not lend Shares or Receipts; provided, however, that the Depositary may execute and deliver Receipts prior to the receipt of Shares pursuant to Section 2.02 of the Deposit Agreement (each such transaction is hereinafter referred to as a "Pre-Release"). The Depositary may, subject to the provisions of Section 2.06 of the Deposit Agreement, deliver Shares upon the receipt and cancellation of Receipts which have been pre-released, whether or not such cancellation is prior to the termination of such Pre- Release or the Depositary knows that such Receipt has been pre-released. The Depositary may receive Receipts in lieu of Shares in satisfaction of a Pre-

Release. Each Pre-Release will be ( a) preceded or accompanied by a written representation and agreement from the person to whom Receipts or Shares are to be delivered that such person, or its customer, beneficially owns the Shares or Receipts to be remitted, as the case may be, and that such person or its customer agrees to indicate the Depositary as owner of such Shares or Receipts in its records and to hold such Shares or Receipts in trust for the Depositary until such Shares or Receipts are delivered to the Depositary or the Custodian, and unconditionally guarantees to deliver to the Depositary or the Custodian, as applicable, such Shares or Receipts (b) at all times fully collateralized with cash or other collateral the Depositary deems appropriate, (c) terminable by the Depositary on five (5) business days notice, and (d) subject to such further indemnities and credit regulation as the Depositary deems appropriate. The number of Shares not deposited but represented by American Depositary Shares outstanding at any time as a result of Pre-Releases will not nom1ally exceed thirty percent (30%) of the Shares deposited under the Deposit Agreement; provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate and may change such limit for purposes of general application. The Depositary will also set Dollar limits with respect to Pre-Release transactions to be entered into Tender the Deposit Agreement with any particular Pre-Releasee on a case-by-case basis as the Depositary deems appropriate. For purposes of enabling the Depositary to fulfil its obligations to the Registered Holder under this Receipt and the Deposit Agreement, the collateral referred to in clause (b) above shall be held by the Depositary for the benefit of the Registered Holder as security for the performance of the Pre-Releasee's obligations to the Depositary in connection with a Pre-Release transaction, including the Pre-Releasee's obligation to deliver Shares or Receipts upon termination of a Pre-Release transaction (and shall not, for the avoidance of doubt, constitute Deposited Securities hereunder).

     The Depositary may retain for its own account any compensation received by it in connection with the foregoing.

     9. TITLE TO RECEIPTS.

     Subject to the limitations set forth herein or in the Deposit Agreement, it is a condition of this Receipt, and every successive holder of this Receipt by accepting or holding the same consents and agrees, that title to this Receipt, when properly endorsed or accompanied by a properly executed instrument of transfer and transferred in accordance with the terms of the Deposit Agreement, is transferable by delivery with the same effect as in the case of a negotiable instrument, provided. however, that until this Receipt is transferred on the books of the Depositary as provided in the Deposit Agreement, the Depositary and the Company, notwithstanding any notice to the contrary, may treat the person in whose name this Receipt is registered on the books of the Depositary as the absolute owner hereof for the purpose of determining the person entitled to distribution of dividends or other distributions or to any notice provided for in the Deposit Agreement or for all other purposes, and neither the Depositary nor the Company shall have any obligation or be subject to any liability under this Receipt or the Deposit Agreement to any Beneficial Owner or holder of a Receipt unless such Beneficial Owner or holder is the Registered Holder hereof.

     10. VALIDITY OF RECEIPT.

     This Receipt shall not be entitled to any benefits under the Deposit Agreement or be valid or obligatory for any purpose, unless this Receipt shall have been executed by the Depositary by the manual signature of a duly authorized signatory of the Depositary;

provided, however, that such signature may be a facsimile if a Registrar for the Receipts shall have been appointed and such Receipts are countersigned by the manual signature of a duly authorized officer of the Registrar.

     11. REPORTS; INSPECTION OF TRANSFER BOOKS.

     The Company furnishes the Securities and Exchange Commission (hereinafter called the "Commission") with certain public reports and documents required by foreign law or otherwise under the Securities Exchange Act. Such reports and documents are available for inspection and copying by Registered Holders at the public reference facilities maintained by the Commission located at 450 Fifth Street, N.W. (Room 1024), Washington, D.C. 20549.

     The Depositary shall make available for inspection by Registered Holders of Receipts at the Depositary's Corporate Trust Office any notices, reports and other communications received from the Company which are both (a) received by the Depositary, the Custodian or a nominee of either as the holder of the Deposited Securities and (b) generally available to the holders of such Deposited Securities by the Company.

     The Company will arrange for the translation into English, if not already in English, to the extent required pursuant to any rules or regulations of the Commission, and the prompt transmittal by the Company to the Depositary and the Custodian, of any notices, reports and other communications, including any proxy soliciting materials, which are made generally available by the Company to holders of its Shares or other Deposited Securities. If requested in writing by the Company, the Depositary will arrange for the mailing, at the Depositary's expense, of copies of such notices, reports and communications that are made generally available by the Company to holders of its Shares or other Deposited Securities and/or, at the written request of the Company and at the Depositary's expense, make such notices, reports and other communications available to all Registered Holders on a basis similar to that for holders of Shares or other Deposited Securities, or on such other basis as the Company may advise the Depositary is required or as the Depositary may be required by any applicable law or regulation. The Company will timely provide the Depositary with the quantity of such notices, reports and communications, including any proxy soliciting materials, as requested by the Depositary from time to time, in order for the Depositary to effect such mailings. The Depositary and Custodian may rely upon such copies for all purposes of this Receipt and the Deposit Agreement. The Depositary will, at the expense of the Depositary, make such copy and such notices, reports and communications available for inspection by Registered Holders at the Depositary's Corporate Trust Office, at the office of the Custodian and at any other designated transfer offices.

     The Depositary will keep at its Corporate Trust Office a book or books for the transfer and registration of Receipts which at all reasonable times shall be open for inspection by the Registered Holders of Receipts; provided that such inspection shall not be for the purpose of communicating with Registered Holders of Receipts in the interest of a business or object other than the business of the Company or a matter related to the Deposit Agreement or the Receipts.

     The Depositary may close the books, at any time or from time to time, when reasonably deemed expedient by it in connection with the performance of its duties under the Deposit Agreement.

Dated:
      ---------------------

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Depositary

By:

The address of the Corporate Trust office is located at Four Albany Street, New York, NY 10006.

                           FORM OF REVERSE OF RECEIPT
                    SUMMARY OF CERTAIN ADDITIONAL PROVISIONS
                            OF THE DEPOSIT AGREEMENT

     12. DIVIDENDS AND DISTRIBUTIONS.

     Whenever the Depositary or the Custodian receives any cash dividend or other cash distribution on any Deposited Securities, the Depositary will, if at the time of receipt thereof any amounts received in a foreign currency can in the judgment of the Depositary be converted on a reasonable basis into Dollars transferable to the United States, and subject to the Deposit Agreement, if practicable in the opinion of the Depositary, give notice to the Registered Holders of its receipt of such payment, specifying the amount per Share payable in respect of such dividend or distribution and the estimated date, as determined by the Depositary for such payments and shall convert or cause to be converted such dividend or distribution into Dollars and will promptly distribute the Dollars thereby received (net of the fees, expenses and charges of the Depositary as provided in the Deposit Agreement) to the Registered Holders entitled thereto; provided, however, that in the event that any of the deposited Shares is not entitled, by reason of its date of issuance, or otherwise, to receive the full amount of such cash dividend or distribution, the Depositary will make appropriate adjustments in the amounts distributed to the Registered Holders of the Receipts issued in respect of such Shares; and provided, further, that in the event that the Company or the Depositary is required to withhold and does withhold from such cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes, the amount distributed on the Receipts issued in respect of such Deposited Securities shall be reduced accordingly.

     Whenever the Depositary or the Custodian receives any distribution upon the Deposited Securities other than cash, Shares or rights pursuant Section 4.01,
4.03 or 4.04 of the Deposit Agreement, the Depositary will, after obtaining, at the Company's expense, opinion(s) of United States and Indian counsel, as applicable, reasonably satisfactory to the Depositary that the proposed distribution does not violate any applicable laws or regulations, cause such amount of the securities or property received by it to be distributed to the Registered Holders of Receipts on the record date fixed pursuant to Section 4.06 of the Deposit Agreement, in any manner that the Depositary may reasonably deem equitable and practicable for accomplishing such distribution net of expenses of the Depositary; provided, however, that if in the reasonable opinion of the Depositary such distribution cannot be made among the Registered Holders of Receipts entitled thereto in proportion to the number of American Depositary Shares held by each of them, or if for any other reason the Depositary deems such distribution not to be lawful or feasible, the Depositary may adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including, but not limited to, the sale, at public or private sale, of the securities or property thus received, or any part thereof, and the net proceeds of any such sale (net of the fees, expenses and charges of the Depositary as provided in Article 7 hereof and Section 5.09 and Exhibit B of the Deposit Agreement) shall be distributed by the Depositary to the Registered Holders of Receipts entitled thereto as in the case of a distribution received in cash, all in the manner and subject to the conditions set forth in the Deposit Agreement.

     If any distribution made by the Company with respect to the Deposited Securities and received by the Depositary shall remain unclaimed at the end of 12 years from the first date upon which such distribution is made available to Registered Holders and subject to any applicable laws, all rights of the Registered Holders to such distribution or the proceeds of the sale thereof shall be extinguished and the Depositary shall return the same to the Company for its own use and benefit (except for any distribution upon the liquidation of the Company when the Depositary shall retain the same) and the Depositary shall have no obligation therefor or liability with respect thereto.

     If any distribution consists of a dividend in, or free distribution of, Shares, the Depositary may, and shall if the Company so requests, distribute to the Registered Holders of Receipts on the record date fixed pursuant to Section
4.06 of the Deposit Agreement, in proportion to the number of American Depositary Shares held by each of them, additional Receipts in the same form for an aggregate number of American Depositary Shares representing the amount of Shares received as such dividend or free distribution, subject to the terms and conditions of the Deposit Agreement with respect to the deposit of Shares and the issuance of American Depositary Shares evidenced by Receipts, including the withholding of any tax or other governmental charge as provided in Section 4.12 of the Deposit Agreement and the payment of the fees, expenses and charges of the Depositary as provided in Article 7 hereof and Section 5.09 and Exhibit B of the Deposit Agreement. In lieu of delivering Receipts for fractional American Depositary Shares, the Depositary may, in its discretion, sell the amount of Shares represented by the aggregate of such fractions, at public or private sale, at such place or places and upon such terms as it may deem proper, and distribute the net proceeds of any such sale in accordance with Section 4.01 of the Deposit Agreement. If additional Receipts are not so distributed (except as pursuant to the preceding sentence), each American Depositary Share shall thenceforth also represent its proportionate interest in the additional Shares so distributed upon such Deposited Securities.

     Before making any distribution or other payment in respect of any Deposited Securities, the Company will make such deductions, if any, which, by any applicable laws or regulations, the Company is required to make in respect of any income, capital gains or other taxes (including interest and penalties) and the Company may also deduct the amount of any tax Dr governmental charges payable by the Company or for which the Company might be made liable in respect of such distribution or gains or other payments or any document signed in connection therewith or any capital gains or other taxes payable by the Registered Holders. The Company or its agent will remit to the appropriate governmental agency in India all amounts withheld and owing to such agency. The Depositary will forward to the Company or its agent such information from its records as the Company may reasonably request to enable the Company or its agent to file necessary reports with governmental agencies, and the Depositary or the Company or its agent may file any such reports necessary to obtain benefits under the applicable tax treaties for the Registered Holders of Receipts.

     13. RIGHTS.

     In the event that the Company shall offer or cause to be offered to the holders of any Deposited Securities any rights to subscribe for additional Shares or any rights of any other nature, the Depositary shall as soon as practicable give notice to the Registered Holders of such offer (unless notified by the Company that such offer or invitation should not be made), specifying, if applicable, the earliest date established for acceptance thereof, the last date established for acceptance thereof and the manner by which and time during which Registered Holders may request the Depositary to exercise such rights as provided below or, if such be the case, give details of how the Depositary proposes to distribute the rights or to dispose of such rights and make the net proceeds available to such Registered Holders in accordance with the procedures for distributing cash provided for in Section
4.01 of the Deposit Agreement, or, if by the terms of such rights offering or for any other reason it would not be lawful or feasible for the Depositary either to make such rights available to any Registered Holders or to dispose of such rights and make the net proceeds available to such Registered Holders, then the Depositary shall allow the rights to lapse.

     In circumstances in which rights would otherwise not be distributed generally, if the Company and the Depositary determine that it is lawful and feasible to make such rights available, by means of warrants or otherwise, to certain Registered Holders, the Depositary will, subject to applicable law, make such rights available to such Registered Holders in proportion to the number of American Depositary Shares held by such Registered Holders, upon written notice from the Company to the Depositary that (a) the Company has elected in its sole discretion to permit such rights to be exercised and (b) such Registered Holder has executed such documents as the Company and the Depositary have determined are reasonably required under applicable law.

     If the Depositary has distributed warrants or other instruments for rights to all or certain Registered Holders, then upon instruction from any such Registered Holder pursuant to such warrants or other instruments to the Depositary from such Registered Holder to exercise such rights, upon payment by such Registered Holder to the Depositary for the account of such Registered Holder of an amount equal to the purchase price of the Shares to be received upon the exercise of the rights, and upon payment of the fees and expenses of the Depositary and any other charges as set forth in such warrants or other instruments, the Depositary shall, on behalf of such Registered Holder, exercise the rights and purchase the Shares, and the Company shall cause the Shares so purchased to be delivered to the Depositary on behalf of such Registered Holder. As agent for such Registered Holder, the Depositary will cause the Shares so purchased to be deposited pursuant to Section 2.02 of the Deposit Agreement, and shall, pursuant to Section 2.03 of the Deposit Agreement, execute and deliver Receipts to such Registered Holder. In the case of a distribution pursuant to this paragraph, such Receipts shall be legended in accordance with applicable
U.S. laws, and shall be subject to the appropriate restrictions on sale, deposit, cancellation, and transfer under such laws.

     If the Company and the Depositary determine in their reasonable discretion that it .s not lawful or feasible to make such rights available to all or certain Registered Holders, the Depositary may sell the rights, warrants or other instruments (either by public or private sale and otherwise at its discretion subject to Indian laws and regulations) in proportion to the number of American Depositary Shares held by the Registered Holders to whom it has determined it may not lawfully or feasibly make such rights available, allocate the net proceeds of such sales (net of the fees, expenses and charges of the Depositary as provided in Section 5.09 and Exhibit B of the Deposit Agreement and all taxes and other governmental charges payable in connection with such rights, and subject to the terms and conditions of the Deposit Agreement) for the account of such Registered Holders otherwise entitled to such rights, warrants or other instruments, upon an averaged or other practical basis without regard to any distinctions among such Registered Holders on account of exchange restrictions or the date of delivery of any Receipt or otherwise.

     The Depositary will not offer rights to Registered Holders unless it has received from the Company evidence, as provided in Section 5.07 of the Deposit Agreement, to the effect that (i) a registration statement under the Securities Act covering such offering is in effect or (ii) such offering does not require registration under the Securities Act. If a Registered Holder of Receipts requests the distribution of warrants or other instruments, notwithstanding that there has been no registration under the Securities Act, the Depositary will not effect such distribution unless it has received an opinion from recognized counsel in the United States for the Company satisfactory to the Depositary upon which the Depositary may rely that such distribution to such Registered Holder is exempt from such registration.

     The Depositary shall not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Registered Holders in general or any Registered Holder in particular, any foreign exchange exposure or loss incurred in connection with such sale, or any liability to the purchaser of such rights, warrants or other instruments.

     14. CONVERSION OF FOREIGN CURRENCY.

     Whenever the Depositary or the Custodian shall receive foreign currency, received by way of dividends or other distributions or in the form of the net proceeds from the sale of securities, property or rights, and if, at the time, the foreign currency so received can, in the judgment of the Depositary be converted on a reasonable basis into Dollars and the resulting Dollars transferred to the United States, the Depositary shall promptly convert or cause to be converted as, by sale or in any other manner that it may determine, such foreign currency into Dollars, and such Dollars (less any reasonable and customary expenses incurred by the Depositary in the conversion of such foreign currency and any expenses incurred on behalf of the Registered Holder in complying with currency exchange control or other governmental requirements) shall be promptly distributed to the Registered Holders entitled thereto or, if the Depositary shall have distributed any warrants or other instruments which entitle the holders thereof to such Dollars, then to the holders of such warrants or instruments upon surrender thereof for cancellation, in either case, without liability for interest thereon. Such distribution may be made upon an averaged or other practicable basis without regard to any distinctions among Registered Holders on account of exchange restrictions, the date of delivery of any Receipt or otherwise and shall be net of any expenses of conversion into Dollars incurred by the Depositary as provided in Section 5.09 and Exhibit B of the Deposit Agreement.

     If such conversion or distribution can be effected only with the approval or license of any government or agency thereof, the Depositary shall have discretion and authority to file such application for approval or license, if any, as it may deem desirable. In no event, however, shall the Depositary be obligated to make such a filing, nor shall it be liable for failure to receive approval or license.

     If at any time the Depositary shall determine that in its judgment any foreign currency received by the Depositary is not convertible into Dollars transferable to the United States, or if any approval or license of any government or agency thereof which is required for such conversion is denied or in the opinion of the Depositary is not obtainable, or if any such approval or license is not obtainable at a reasonable cost or within a reasonable period as determined by the Depositary, the Depositary may in its discretion, but subject to applicable laws and regulations, either (i) distribute such foreign currency (or an appropriate document evidencing the right to receive such foreign currency) to the Registered Holders of Receipts entitled to receive the same, or
(ii) hold such foreign currency for the respective accounts of such persons, uninvested and without liability for interest.

     If any such conversion of foreign currency, in whole or in part, can be effected as aforesaid for distribution to some but not all of the Registered Holders of Receipts entitled thereto, the Depositary may in its discretion make such conversion and distribution in Dollars, to the extent such currency shall be convertible as aforesaid, to the Registered Holders of Receipts entitled thereto and, with respect to the balance of such foreign currency, shall in its discretion, but subject to any applicable law and regulations, either (i) distribute or make available for distribution such balance to the persons who were Registered Holders of Receipts entitled thereto with respect to whom such conversion could not then be effected, or (ii) hold such balance for the respective accounts of such persons, uninvested and without liability for interest.

     15. RECORD DATES.

     Whenever any cash dividend or other cash distribution shall become payable or any distribution other than cash shall be made, or whenever rights shall be issued with respect to the Deposited Securities, or whenever for any reason the Depositary causes a change in the number of Shares that are represented by each American Depositary Share, or whenever the Depositary shall receive notice of any meeting of holders of Shares or other Deposited Securities, the Depositary shall fix a record date (a) for the determination of the Registered Holders of Receipts who shall be (i) entitled to receive such dividend, distribution or rights or the net proceeds of the sale thereof or (ii) entitled to give instructions for the exercise of voting rights at any such meeting, or (b) on or after which each American Depositary Share will represent the changed number of Shares, subject to the provisions of the Deposit Agreement. Such record date will, to the extent practicable, be the same record date as any corresponding record date set by the Company for such purpose.

     16. VOTING OF DEPOSITED SECURITIES.

     As soon as practicable after receipt of notice of any meeting of holders of Shares or other Deposited Securities the Depositary shall at its expense, mail to the Registered Holders of Receipts a notice which shall contain (a) such information as is contained in such notice of meeting, (b) a statement that such Registered Holders of Receipts at the close of business on a specified record date will be entitled, subject to any applicable provision of Indian law, of the Deposited Securities or of the Memorandum and Articles of Association of the Company, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the amount of Shares or other Deposited Securities represented by their respective American Depositary Shares, and (c) a brief statement as to the manner in which such instructions may be given, including an express indication that the Depositary shall notify such instruction to the Chairman of the Company, or such other director that the Chairman may designate, and appoint the Chairman or that other person designated by the Chairman as representative of the Depositary and the Registered Holders to attend such meeting and vote the Deposited Securities in the direction so instructed by such Registered Holder and (d) a statement that if the Depositary does not receive instructions from a Registered Holder, such Registered Holder may under certain circumstances be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote such Deposited Securities. Upon the written request of a Registered Holder on such record date, received on or before the date established by the Depositary for such purpose, the Depositary shall endeavor insofar as is practicable and permitted under the applicable provisions of law and of the Memorandum and Articles of Association governing Deposited Securities of the Company to vote or cause to be voted the amount of Deposited

Securities represented by such American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request.

     For the purposes of Section 4.07 of the Deposit Agreement, in the event that the Depositary receives express instructions from Registered Holders to demand a poll with respect to any matter to be voted on by Holders, the Depositary may notify the Chairman or a person designated by the Chairman of such instructions and request the Chairman or such designee to demand a poll with respect to such matters and the Company agrees that the Chairman or such designee will make their reasonable best efforts to demand a poll at the meeting at which such matters are to be voted on and to vote such Shares in accordance with such Registered Holder's instructions; provided, however. that prior to any demand of a poll or request to demand poll by the Depositary upon the terms set forth herein, the Company shall, at its expense, deliver to the Depositary an opinion of Indian counsel, reasonably satisfactory to the Depositary, stating that such action is in conformity with all applicable laws and regulations and that the demand for a poll by the Depositary or a person designated by the Depositary will not expose the Depositary to any liability to any person. The Depositary shall not have any obligation to demand a poll or request the demand of a poll if the Company shall not have delivered to the Depositary the local counsel opinion set forth in this paragraph. Under Indian law voting of Shares is by show of hands unless a poll is demanded by a member or members present in person or by proxy holding at least one-tenth of the total Shares entitled to vote on the resolution or by those holding paid up capital of at least Rs. 50,000. A proxy may not vote except in a poll.

     The Depositary agrees not to, and shall ensure that the Custodian and each of their nominees does not, vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Shares or other Deposited Securities represented by the American Depositary Shares evidenced by a Receipt other than in accordance with such instructions from the Registered Holder, or as provided below. The Depositary may not itself exercise any voting discretion over any Shares. If the Depositary does not receive instructions from any Registered Holder with respect to any of the Deposited Securities represented by the American Depositary Shares evidenced by such Registered Holder's Receipts on or before the date established by the Depositary for such purpose, such Registered Holder shall be deemed, and the Depositary shall deem such Registered Holder, to have instructed the Depositary to give discretionary proxy to a person designated by the Company to vote such Deposited Securities; provided that (x) no such discretionary proxy shall be given with respect to .any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing) that (i) the Company does not wish such proxy given, (ii) substantial opposition exists or (iii) the rights of the holders of Shares will be adversely affected and (y) the Depositary shall not have any obligation to give such discretionary proxy to a person designated by the Company if the Company shall not have delivered to the Depositary the local counsel opinion and representation letter set forth in the next paragraph.

     Prior to each request for a discretionary proxy upon the terms set forth herein, the Company shall, at its own expense, deliver to the Depositary (aa) an opinion of Indian counsel, reasonably satisfactory to the Depositary, stating that such action is in conformity with all applicable laws and regulations (bb) a representation and indemnity letter from the Company (executed by a senior
officer  of  the  Company)   which  (i)   designates  the  person  to
whom any discretionary proxy should be given, (ii) confirms that the Company wishes such discretionary proxy to be given and (iii) certifies that the Company has not and shall not request the discretionary proxy to be given as to any matter as to which substantial opposition exists or which may adversely affect the rights of holders of Shares.

     Shares  which  have  been  withdrawn  from  the  depositary   facility  and
transferred on the Company's Register of Members to a person other than the Depositary or its nominee may be voted by such persons. However, Registered Holders who wish to withdraw Shares to vote at a shareholders meeting may not receive sufficient advance notice of shareholders meetings to enable them to make such withdrawal of the Shares in time to vote at the meeting.

     The directors of the Company may decline to register the transfer of Shares on certain grounds.

     17.   CHANGES    AFFECTING    DEPOSITED    SECURITIES,    RECLASSIFICATION,
RECAPITALIZATIONS, ETC.

     Upon any change in nominal value, sub-division, cancellation, consolidation, or any other reclassification of Deposited Securities, or upon any reduction of capital, recapitalization, reorganization, merger or consolidation, or sale of assets affecting the Company or to which it is a party, any securities which shall be received by the Depositary or a Custodian in exchange for or in conversion of or replacement or otherwise in respect of such Deposited Securities shall be treated as new Deposited Securities under the Deposit Agreement, and Receipts shall, subject to the provisions of the Deposit Agreement, and applicable law, evidence American Depositary Shares representing the right to receive such additional Deposited Securities. Alternatively, the Depositary may, with the Company's approval, and shall, if the Company shall so request, subject to the terms of the Deposit Agreement, the receipt of an opinion of counsel to the Company satisfactory to the Depositary that such distributions are not in violation of any applicable laws or regulations, execute and deliver additional Receipts as in the case of a stock dividend on the Deposited Securities, or call for the surrender of outstanding Receipts, to be exchanged for new Receipts specifically describing such new Deposited
-Securities. The Company agrees to, jointly with the Depositary, amend the Registration Statement on Form F-6 as filed with the Commission to permit the issuance of such new form of Receipts.

     Notwithstanding the foregoing, in the event that any security so received may not be lawfully distributed to some or all Registered Holders, the Depositary may with the Company's approval and shall if the Company requests, subject to receipt of an opinion of Company's counsel reasonably satisfactory to the Depositary that such action is not in violation of any applicable laws or regulations, sell such securities at public or private sale, at such place or places and upon such terms as it may deem proper and may allocate the net proceeds of such sales for the account of the Registered Holders otherwise entitled to such securities upon an averaged or other practicable basis without regard to any distinctions among such Registered Holders and distribute the net proceeds so allocated to the extent practicable as in the case of a distribution received in cash pursuant to Section 4.01 of the Deposit Agreement. The Depositary shall not be responsible for (i) any failure to determine that it may be lawful or feasible to make such securities available to Registered Holders in general or any Registered Holder or Registered Holders in particular, (ii) any foreign exchange exposure or loss incurred in connection with such sale, or (iii) any liability to the purchaser of such securities.

     18. LIABILITY OF THE COMPANY AND DEPOSITARY.

     Neither the Depositary, the Custodian nor the Company nor any of their respective directors, officers, employees or agents, assumes any obligation or shall be subject to any liability (including, without limitation, as to the Depositary and Custodian, liability with respect to the validity or worth of the Deposited Securities) under the Deposit Agreement to Registered Holders or Beneficial Owners of Receipts, other than that each of them agrees to perform its obligations and duties specifically set forth in the Deposit Agreement without negligence or bad faith.

     Neither the Depositary nor the Company shall be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of the Receipts, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expenses and liabilities be furnished as often as may be required, and the Custodian shall not be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary.

     Neither the Depositary, the Custodian nor the Company shall be liable for any action or non-action by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Registered Holder or Beneficial Owner of a Receipt or any other person believed by it in good faith to be competent to give such advice or information. The Depositary, the Custodian and the Company may rely and shall be protected in acting upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

     The Depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the Depositary or in -connection with any matter arising wholly after the removal or resignation of the Depositary, provided that in connection with the issue out of which such potential liability arises the Depositary performed its obligations without negligence or bad faith while it acted as Depositary.

     Neither the Depositary nor its agents shall be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner or effect of any such vote made either with or without request, or for not exercising any right to vote, as long as any such action or non-action is in good faith and in accordance with the terms of the Deposit Agreement.

     No disclaimer of liability under the Securities Act is intended by any provision of the Deposit Agreement.

     19. RESIGNATION AND REMOVAL OF THE DEPOSITARY; APPOINTMENT OF SUCCESSOR DEPOSITARY; APPOINTMENT OF SUBSTITUTE OR ADDITIONAL CUSTODIANS.

     Subject to the provisions of the next paragraph, the Company may terminate the appointment of the Depositary under the Deposit Agreement by giving at least 60 days' notice in writing to the Depositary and the Custodian, and the Depositary may resign as Depositary by giving at least 60 days' notice in writing to the Company and the Custodian. Within 30 days after the giving of such notice, notice thereof shall be duly given by the Depositary to the Registered Holders. In the event a successor depositary has not been appointed and accepted its appointment within 60 days, the Depositary may terminate the Deposit Agreement as provided in Section 6.02 thereof.

     Notwithstanding any other provision of the Deposit Agreement or hereof, the Company may not appoint a successor depositary hereunder or establish another deposit facility with another depositary bank for a period often years from the date of hereof unless (a) a dispute with respect to the services provided by the Depositary hereunder remains unresolved after a period of three months from the date such problem was first brought to the attention of the Depositary by the Company or (b) the relevant pro rata amount of any contribution made to the Company by the Depositary is repaid to the Depositary.

     The termination of the appointment or the resignation of the Depositary shall take effect on the date specified in such notice; provided that no such termination of appointment or resignation shall take effect until the appointment by the Company of a successor Depositary as hereinafter provided.

     In case at any time the Depositary acting hereunder shall resign or be removed, the Company, unless the Company shall desire the termination of the Deposit Agreement as provided in Section 6.02 thereof, shall use its best efforts to appoint a successor depositary, which shall be a bank or trust company having its principal office in the Borough of Manhattan, The City of New York with effect from the date of termination or resignation specified in such notice as soon as reasonably possible following notice of such termination or resignation. Every successor depositary shall execute and deliver to its predecessor and to the Company an instrument in writing accepting its appointment hereunder, and thereupon such successor depositary, without any further act or deed, shall become fully vested with all the rights, powers, duties and obligations of its predecessor; provided, however, that such predecessor, upon payment of all sums due it and on the written request of the Company, shall execute and deliver an instrument transferring to such successor all rights and powers of such predecessor hereunder, shall duly assign, transfer and deliver all right, title and interest in the Deposited Securities to such successor and shall deliver to such successor a list of the Registered Holders of all outstanding Receipts and such other information relating to Receipts and Registered Holders thereof as the successor may reasonably request. The
Depositary shall promptly mail notice of the appointment of the successor depositary to the Registered Holders of Receipts and the Custodian.

     Any corporation into or with which the Depositary may be converted, merged or consolidated shall be the successor of such Depositary without the execution or filing of any document or any further act.

     The Depositary may appoint one or more agents to act as its Custodian under the Deposit Agreement. The Depositary has initially appointed ICICI Bank Limited as Custodian



                                     xviii
and agent of the Depositary for the purpose of the Deposit Agreement. Any Custodian in acting under the Deposit Agreement shall be subject at all times and in all respects to the directions of the Depositary, and shall be responsible solely to it. Any Custodian may resign and be discharged from its duties by notice of such resignation delivered to the Depositary at least thirty
(30) days prior to the date on which such resignation is to become effective. If upon the effectiveness of such resignation there shall be no Custodian acting, the Depositary shall, promptly after receiving such notice, appoint, subject to the written approval of the Company which shall not unreasonably withheld, a substitute custodian that is organized under the laws of India which shall thereafter be a Custodian. Whenever the Depositary in its discretion determines that it is in the best interest of the Registered Holders to do so, it may appoint substitute or additional custodian or custodians, which shall thereafter be one of the Custodians under the Deposit Agreement subject in each instance to the written approval of the Company. Upon demand of the Depositary any previous Custodian shall deliver the Deposited Securities held by it to any other
Custodian or such substitute or additional custodian or custodians as the Depositary shall instruct. Each such substitute or additional custodian or custodians shall deliver the Depositary, forthwith upon its appointment an acceptance of such appointment satisfactory in form and substance to the Depositary.

     Upon the appointment of any successor depositary, any Custodian then acting all forthwith become, without any further act or writing, the agent of such successor depositary, and the appointment of such successor depositary shall in no way impair the authority any Custodian; provided, however, that the successor depositary so appointed shall, on the written request of any Custodian, execute and deliver to such Custodian all such instruments as may be proper to give to such Custodian full and complete power and authority as agent of such successor depositary.

     20. AMENDMENT.

     The form of the Receipts and any provisions of the Deposit Agreement may at any time and from time to time be amended by agreement between the Company and the Depositary any respect which they may deem necessary or desirable. Any amendment which shall impose have the effect of increasing, any fees or charges payable by the Registered Holders of Receipts (other than the fees of the Depositary for the execution and delivery or cancellation of Receipts and taxes on other governmental charges, registration fees and cable, telex or facsimile transmission, delivery expenses), or which shall otherwise prejudice any substantial existing right of Registered Holders of Receipts, shall not become effective as to outstanding Receipts until the expiration of thirty (30) days after notice of such amendment shall have been given to the Registered Holders of outstanding Receipts. The parties hereto agree that any amendments or supplements which (i) are reasonably necessary (as agreed by the Company and the Depositary) in order for (a) the American Depositary Shares to be registered on Form F-6 under the Securities Act or (b) the American Depositary Shares or Shares to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by Registered Holders, shall be deemed not to prejudice any substantial rights of Registered Holders or Beneficial Owners. Every Registered Holder of an outstanding Receipt at the time any such amendment so becomes effective shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event shall any amendment impair the right of the Registered Holder of any Receipt to surrender such Receipt and receive therefor the Deposited Securities represented thereby except an order to comply with mandatory provisions of applicable law. Notwithstanding the foregoing, if any





                                      xix




governmental body should adopt new laws, rules or regulations which would require amendment or supplement of the Deposit Agreement to ensure compliance therewith, the Company and the Depositary may amend or supplement the Deposit Agreement and the Receipt at any time in accordance with such changed rules. Such amendment or supplement to the Deposit Agreement in such circumstances may become effective before a notice of such amendment or supplement is given to Registered Holders or within any other period of time as required for compliance.

     21. TERMINATION OF DEPOSIT AGREEMENT

     The Depositary shall at any time, at the direction of the Company, terminate the Deposit Agreement by mailing notice of such termination to the Registered Holders of all Receipts then outstanding at least 90 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement by mailing notice of such termination to the Company and the Registered Holders of all Receipts then outstanding, if at any time 60 days shall have expired after the Depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment as provided in the Deposit Agreement. Within 30 days after the giving of such notice, notice of such termination shall be duly given by the Depositary to the Registered Holders of all Receipts then outstanding.

     During the period beginning on the date of the giving of such notice by the Depositary to the Registered Holders and ending on the date on which such termination takes effect, each Registered Holder of a Receipt will, upon (a) surrender of such Receipt at the Corporate Trust Office of the Depositary, (b) payment of the fee of the Depositary for the surrender of Receipts referred to in Section 5.09 and Exhibit B of the Deposit Agreement, and (c) payment of any applicable taxes or other governmental charges, be entitled to delivery, to him or upon his order, of the amount of Deposited Securities represented by the American Depositary Shares evidenced by such Receipt.

     If any Receipts shall remain outstanding after the date of termination, the Depositary shall as soon as reasonably practicable sell the Deposited Securities then held under the Deposit Agreement by public or private sale as it may deem appropriate (but shall have no liability with respect to such sale) and, as soon as reasonably practicable thereafter, deliver the net proceeds of any such sale, together with any other cash then held by it thereunder, unsegregated and without liability for interest, for the pro rata benefit of the Registered Holders of Receipts which have not theretofore been surrendered, such Registered Holders thereupon becoming general creditors of the Depositary with respect to such net proceeds. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement, except to account for such net proceeds and other cash without interest (after deducting, in each case, the fee of the Depositary for the surrender of a Receipt, any expenses for the account of the Registered Holder of such Receipt in accordance with the terms and conditions of the Deposit Agreement, and any applicable taxes or other governmental charges). Upon the termination of the Deposit Agreement, the Depositary and the Company shall be discharged from all obligations under the Deposit Agreement except for their respective obligations under Section 5.08 of the Deposit Agreement and the Company's obligations to the Depositary under
Section 5.09 of the Deposit Agreement.

                                    EXHIBIT B

                            CHARGES OF THE DEPOSITARY



             Service                            Rate                                By Whom Paid

  (1)        Issuance of Receipts or the        Up to $0.05 per American            Party for whom deposits are
             cancellation of Receipts upon      Depositary Receipt (or              made
             withdrawal of Deposited            fraction thereof)
             Securities

  (2)        Receiving and paying               Up to $0.02 per American            Party to whom distribution,
             distributions of cash              Depositary Share for each           or for whom the sale or
                                                distribution                        exercise of rights, is made


     The Depositary shall be entitled to receive the following remuneration and reimbursement in respect of its services under this agreement (a) from the Registered Holder (i) taxes and other governmental charges; (ii) such registration fees as may from time to time be in effect for the registration of transfers, if any, of Shares generally on the share register of the Company or Foreign Registrar and accordingly applicable to transfer of Shares to the name of the Depositary, a Custodian or their nominees or the person who makes a withdrawal of Shares, on the making of deposits or withdrawals pursuant to Sections 2.02 or 2.06; (iii) such cable, telex, facsimile transmission and delivery expenses as are expressly provided in this Deposit Agreement to be at the expense of persons depositing Shares or the Registered Holders; (iv) such customary expenses as are incurred by the Depositary in the conversion of foreign currency pursuant to Section 4.08 of the Deposit Agreement (including, without limitation, expenses incurred on behalf of Registered Holders in connection with compliance with foreign exchange control restrictions); (vii) a fee for the distribution of the Deposited Securities pursuant to this Deposit Agreement, such fee being an amount equal to the fee for the execution and delivery of American Depositary Shares referred to in Section 4.02. and 4.03 respectively of the Deposit Agreement which would have been charged as a result of the deposit of such securities, but which securities were instead distributed by the Depositary to Registered Holders.

     The Company after consultation and agreement between the Depositary and the Company as to the amount and nature of any other charges, will pay those other charges of the Depositary and those of any Registrar, if any, plus reasonable out-of-pocket expenses in accordance with written agreements entered into between the Depositary and the Company from time to time.

                                                                       Exhibit D


FFB:PK:VJB                                                         March 25,2003


Deutsche Bank Trust Company Americas
as Depositary under the Deposit Agreement referred to below

Sixty Wall Street
New York, New York 10005


Ladies and Gentlemen:

     We refer to Amendment No. 1 to the Registration Statement on Form F-6 (the "Registration Statement") relating to the above-entitled American Depositary
Shares evidenced by American Depositary Receipts, each American Depositary Receipt representing one-half of one share of Infosys Technologies Limited, a corporation organized under the laws of the Republic of India. Terms used herein and not defined herein shall have the meanings assigned to them in the form of Amended and Restated Deposit Agreement appearing as Exhibit (a)(i) to the Registration Statement (the "Deposit Agreement").

     In rendering the opinions set forth herein, we have assumed that (i) the Deposit Agreement will have been duly authorized, executed and delivered by the Company and the Depositary and will constitute a valid and legally binding obligation of the Company enforceable against it in accordance with its terms,
(ii) the relevant Deposited Securities will have been duly deposited with a Custodian under and in accordance with all applicable laws and regulations,
(iii) that the choice of New York law contained in the Deposit Agreement is legal and valid under the laws of India and (iv) that insofar as any obligation under the Deposit Agreement is to be performed in, or by a party organized under the laws of, any jurisdiction outside of the United States of America, its performance will not be illegal or ineffective in any jurisdiction by virtue of the law of that jurisdiction.

     Based upon and subject to the foregoing, we are of the opinion that the American Depositary Shares covered by the Registration Statement, when evidenced by Receipts that are duly executed and delivered by the Depositary and issued in accordance with the terms of the Deposit Agreement, will be validly issued and will entitle the registered holders thereof to the rights specified in the Deposit Agreement and those Receipts.

     The foregoing opinion is limited to the federal laws of the United States and the laws of the State of New York and we express no opinion as to the laws of any other jurisdiction.

     We hereby consent to the use of this opinion as Exhibit (d) to the Registration Statement. In giving such consent, we do not admit hereby that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933.



                                                        Very truly yours,

                                                        /s/ White & Case
                                                        ------------------------
                                                        White & Case